SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.,

TIM Participações S.A. and

Subsidiary

QUARTERLY INFORMATION

as at March 31, 2020

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. e SUBSIDIARY

QUARTERLY INFORMATION

March 31, 2020 and 2019

Contents

Report of the independent auditors on the quarterly information	1
Audited quarterly information
Balance sheets	3
Income statements	5
Statements of comprehensive income	7
Statements of changes in shareholders’ equity	9
Cash flow statements	11
Statements of value added	12
Comments on performance	13
Notes to the quarterly information	34
Opinion of the Fiscal Council	105
Declaration of the officers on the financial statements	106
Statutory officers statement on independent auditors	107

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholders, board of directors and officers

TIM Participações S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim Participações S.A. (“Company”) for the quarter ended March 31, 2020, comprising the balance sheet as of March 31, 2020 and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Demonstração Intermediária, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended March 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Review of prior year/period corresponding figures

The amounts corresponding to the individual and consolidated statements of income comprehensive income, changes in shareholders’ equity, cash flows and value added, for the three periods ended March 31, 2019, presented for comparative purposes, were previously reviewed by other independent auditors who issued an unqualified review report on the interim accounting information on May 07, 2019.

Rio de Janeiro, May 05, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
March 31, 2020 and December 31, 2019
(In thousands of Reais)

		Parent Company		Consolidated
	Notes	03/2020	12/2019	03/2020	12/2019

Asset		22,737,360	23,133,188	39,499,755	40,348,924

Current Assets		108,250	677,929	7,186,880	8,454,129
Cash and cash equivalents	4	20,396	762	1,590,927	2,284,810
Marketable securities	5	14,365	12,167	39,279	654,479
Trade accounts receivable	6	520	1,844	3,123,849	3,184,780
Inventory	7	-	-	268,547	203,278
Dividends and interest on shareholders’ equity receivable	13	-	597,550	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	419,074	420,284
Direct taxes, charges and contributions recoverable	9	28,474	28,383	1,137,312	1,395,193
Prepaid expenses	11	2,327	2.729	411,720	175,868
Derivative Financial Instruments	37	-	-	49,444	16,602
Financial leases	16	-	-	5,379	4,931
Regulatory credits recoverable	17	-	-	47,293	33,090
Other current assets		42,168	34,494	94,056	80,814

Non-current assets		22,629,110	22,455,259	32.312.875	31,894,795
Long-term receivables		86,855	88,077	4,899,272	4,614,305
Marketable securities	5	-	-	3,926	3,849
Trade accounts receivable	6	-	-	155,841	103,075
Indirect taxes, charges and contributions recoverable	8	-	-	835,344	823,349
Direct taxes, charges and contributions recoverable	9	-	-	2,386,830	2,367,607
Deferred income tax and social contribution	10	-	-	-	-
Judicial Deposit	12	85,617	87,049	969,556	1,006,899
Prepaid expenses	11	1,238	1,028	63,172	69,656
Derivative Financial Instruments	37	-	-	272,627	29,909
Financial leases	16	-	-	150,135	151,447
Other current assets		-	-	61,841	58,514

Investment	13	22,384,699	22,209,626	-	-
Property, plant and equipment	14	-	-	17,874,186	17,612,164
Intangible	15	157,556	157,556	9,539,417	9,668,326

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
March 31, 2020 and December 31, 2019
(In thousands of Reais)
		Parent Company		Consolidated
	Note	03/2020	12/2019	03/2020	12/2019
Other Long-Term Liabilities		22,737,360	23,133,188	39,499,755	40,348,924

Total Liabilities		149,905	701,370	16,912,300	17,917,106

Current		71,531	624,194	5,957,115	8,117,479
Current Assets	18	9,680	(6,987)	2,634,800	3,923,035
Suppliers	20	-	-	1,149,764	1,384,180
Loans and financings	16	-	-	885,521	873,068
Financial leases	36	-	-	4,146	858
Derivative Financial Instruments		1,146	898	253,513	(218,421)
Payroll and related charges	21	545	530	585,453	463,606
Indirect taxes, charges and contributions payable	22	190	25,816	73,864	296,305
Direct taxes, charges and contributions payable	25	47,834	577,837	47,834	577,837
Dividends and interest on shareholders’ equity payable	19	-	-	89,285	88,614
Authorizations payable	23	-	-	219,623	281,930
Deferred revenues		12,136	12,126	13,312	9,625
Other current liabilities
		78,374	77,176	10,955,185	9,799,627
Non-current assets
Loans and financings	20	-	-	1,311,574	644,908
Derivative Financial Instruments	36	-	-	‐	3,547
Financial leases	16	-	-	7,283,025	6,907,802
Indirect taxes, charges and contributions payable	21	‐	‐	3,036	2,997
Direct taxes, charges and contributions payable	22	‐	‐	212,770	212,310
Deferred income tax and social contribution	10			146,441	47,734
Provision for legal and administrative proceedings	24	48,622	47,423	885,663	840,637
Pension plan and other post-employment benefits	37	‐	‐	5,782	5,782
Authorizations payable	19	-	-	239,065	237,723
Deferred revenues	23	-	-	808,276	827,182
Other current liabilities		29,752	29,753	59,553	69,005

Shareholders’ equity	25	22,587,455	22,431,818	22,587,455	22,431,818
Capital Stock		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		410,753	410,650	410,753	410,650
Profit reserves		12,159,162	12,159,162	12,159,162	12,159,162
Accumulated other comprehensive income		(1,088)	(1,088)	(1,088)	(1,088)
Treasury shares		(9,511)	(3,204)	(9,511)	(3,204)
Profit for the period		161,841	‐	161,841	‐

The explanatory notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF INCOME
Periods ended March 31, 2020 and 2019
(In thousands of Reais, except as otherwise stated)

		Parent Company		Consolidated
	Notes	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019

Net revenue	27	-	-	-	-

Costs of services provided and goods sold	28	‐	‐	-	-
Gross income		‐	‐	‐	‐

Operational incomes (expenses):
Selling expenses	28	‐	‐	-	-
General and administrative expenses	28	(8,476)	(8,476)	(9,094)	(9,094)
Income from equity accounting	13	172,873	172,873	213,721	213,721
Other revenues (expenses), net	29	722	722	(45,972)	(45,972)
		165,119	165,119	158,655	158,655

Operating income		165,119	165,119	158,655	158,655

Financial income (Expenses)
Financial income	30	2.519	2.519	(640)	(640)
Financial expenses	31	(5,797)	(5,797)	(41,227)	(41,227)
		(3,278)	(3,278)	(41,867)	(41,867)
Profit before income tax and social contribution		161,841	161,841	116,788	116,788

Income tax and social contributions	32	‐	‐	3,246	3,246

Net profit for the period		161,841	161,841	120,034	120,034

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	33	0.07	0.07	0.05	0.05

Diluted earnings per share	33	0.07	0.07	0.05	0.05

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF INCOME
Periods ended March 31, 2020 and 2019
(In thousands of reais, unless otherwise stated)

		Consolidated
	Notes	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019

Net revenue	27	4,215,308	4,215,308	4,190,826	4,190,826

Costs of services provided and goods sold	28	(1,961,448)	(1,961,448)	(1,957,381)	(1,957,381)
Gross profit		2,253,860	2,253,860	2,233,445	2,233,445

Operational incomes (expenses):
Sales	28	(1,209,040)	(1,209,040)	(1,277,046)	(1,277,046)
General and administrative	28	(438,164)	(438,164)	(405,348)	(405,348)
Other revenues (expenses), net	29	(91,534)	(91,534)	(102,396)	(102,396)
		(1,738,738)	(1,738,738)	(1,784,790)	(1,784,790)

Operating profit		515,122	515,122	448,655	448,655

Financial income (Expenses)
Financial income	30	365,217	365,217	62,557	62,557
Financial expenses	31	(619,792)	(619,792)	(325,105)	(325,105)
		(254,575)	(254,575)	(262,548)	(262,548)
Profit before income tax and social contribution		260,547	260,547	186,107	186,107

Income tax and social contributions	32	(98,706)	(98,706)	(66,073)	(66,073)

Net profit for the period		161,841	161,841	120,034	120,034

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	33	0.07	0.07	0.05	0.05

Diluted earnings per share	33	0.07	0.07	0.05	0.05

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
COMPREHENSIVE INCOME STATEMENT
Periods ended March 31, 2020 and 2019
(In thousands of Reais)
	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019

Net income for the year	161,841	161,841	120,034	120,034

Other items in comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits	-	-	-	-

Total comprehensive income for the period	161,841	161,841	120,034	120,034

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Periods ended March 31, 2020 and 2019
(In thousands of Reais)
			Income reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on December 31st, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	‐	22,431,818

Total comprehensive income for the period
Net profit for the period								161,841	161,841
Reflection of the amount of post-employment benefit posted directly in the subsidiary’s shareholders’ equity (note 13)	-	-	-	-	‐	-	‐	-	‐
Total comprehensive income for the period	‐	‐	‐	‐	‐	‐	‐	161,841	161,841
Total shareholder contributions and distributions to shareholders
Stock options (note 25.b)	-	103	-	-		‐	-	-	103
Purchase of treasury shares, net of disposals	-	-	-	-		6,307	-	-	6,307
Total contributions from shareholders and distributions to shareholders	‐	103	‐	‐	‐	6,307	‐	‐	6,204
Balances on March 31, 2020	9,866,298	410,753	1,010,090	9,537,053	1,612,019	(9,511)	(1,088)	161,841	22,587,455

The explanatory notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Period ended March 31
(In thousands of Reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	8.523	847	‐	19,794,837

Total comprehensive income for the period
Net profit for the period								120,034	120,034
Reflection of the amount of post-employment benefit posted directly in the subsidiary’s shareholders’ equity (note 13)	-	-	-	-	‐	-	‐	-	‐
Total comprehensive income for the period	‐	‐	‐	‐	‐	‐	‐	120,034	120,034
Total shareholder contributions and distributions to shareholders
Stock options (note 25.b)	-	2,886	-	-		‐	-	-	2,886
Purchase of treasury shares, net of disposals	-	-	-	-		1,357	-	-	1,357
									‐
Total shareholder contributions and distributions to shareholders	‐	2,886	‐	‐	‐	1,357	‐	‐	4,243
Balance on March 31, 2020	9,866,298	414,977	838,692	7,267,574	1,417,858	7,166	847	120,034	19,919,114

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31
(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/2020	03/2019	03/2020	03/2019
Operational activities
Income Before Income Tax and Social Contribution		161,841	116,788	260,547	186,107
Adjustments to reconcile profit to cash provided by operating activities
Depreciation and amortization		-	-	1,408,605	1,334,210
Result of equity pickup	13	(172,873)	(213,721)	‐	-
Residual value of fixed and intangible assets written off		-	-	2,411	4,533
Interest on obligations arising from the demobilization of assets		-	-	13	133
Provision for administrative and judicial proceedings	24	8,670	44,119	98,088	95,108
Monetary update on deposits and administrative and judicial proceedings		2,582	41,516	57,712	42,714
Interest, monetary and exchange variation on loans and other financial adjustments		1,030	-	68,960	21,141
Interest on commercial leasing	31	-	-	166,413	210,001
Interest on commercial leasing	30	-	-	(4,937)	6,422
Losses on expected settlement credits	28	-	-	188,588	172,610
Calls on shares	26	1,324	553	876	3,198
		(74)	10,745	2,247,276	2,063,333
Decrease (Increase) of operating assets
Accounts receivable from customers		1,324	103	(150,774)	(327,822)
Taxes and contributions recoverable		(91)	27,891	245,268	96,847
Inventory		‐	-	(65,269)	(31,569)
Early expenses		192	543	(229,369)	(634,559)
Dividends and interest on the stockholders' equity		597,550	362,436	‐	‐
Judicial deposits		3,616	24,962	44,042	44,526
Other assets		7,673	8,843	(30,311)	(17,125)
Increase (decrease) in operating liabilities
Labor liabilities		248	1.562	35,092	33,587
Suppliers		2,614	7.878	(1,302,096)	(540,745)
Taxes, fees and contributions		11.534	16,029	(38,782)	(112,763)
Commitments to be paid		‐	-	‐	7,843
Payments of judicial and administrative proceedings	24	(12,236)	42.023	(117,473)	(157,432)
Deferred revenues		‐	-	(81,213)	(77,118)
Other liabilities		(927)	(20)	(41,470)	5,733
Cash generated from operations		596,077	349,645	514,921	341,270
Paid income tax and social contributions		‐	‐	(27,308)	(45,462)
Net cash generated by operating activities		596,077	349,645	487,613	295,808
Investing activities
Bond and securities		(2,198)	(7,820)	615,124	32.004
Additions to fixed and non-tangible assets		-	-	(904,351)	(650,092)
Receipt of finance lease		-	-	(5.802)	(5,802)
Net cash (invested in) generated by financing activities		(2,198)	(7,820)	(283,425)	(612,286)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31
(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/2020	03/2019	03/2020	03/2019

Financing activities
New loans	-	-	800,000	1,000,000
Amortization of loans	-	-	(665,997)	(134,678)
Interest paid - Loans	‐	‐	(33.264)	(15.368)
Payment of commercial leasing	-	-	(213,313)	(151,595)
Interest paid on commercial leasing	‐	‐	(211,252)	(200,448)
Derivative Financial Instruments	-	-	‐	‐
Purchase of treasury shares, net of disposals	7,080	1,045	(7,080)	1,045
Dividends and interest on paid equity	(567,165)	(342,958)	(567,165)	(342,958)
Net cash used in financing activities	(574,245)	(341,913)	(898,071)	155,998

Increase (decrease) in cash and cash equivalents	19,634	(88)	(693,883)	(160,480)

Cash and equivalents at the beginning of the period	762	167	2,284,810	1,075,530
Cash and equivalents at the end of the period	20,396	79	1,590,927	915,050

	Consolidated
	03/2020	03/2019

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(643,466)	(5,054,003)
Increase in leasing obligations - no effect on cash	643,466	5,054,003

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF VALUE ADDED
Periods ended March 31, 2020 and 2019
(In thousands of Reais)

	Parent Company		Consolidated
	03/2020	03/2019	03/2020	03/2019
Revenue
Gross operational revenue	‐	-	6,091,893	6,104,071
Losses on allowance for loan losses	‐	-	(188,588)	(172,610)
Discounts granted, returns and others	‐	-	(679,874)	(658,608)
	‐	‐	5,223,431	5,272,853
Supplies acquired from third parties
Costs of services provided and goods sold	‐	-	(599,276)	(717,716)
Materials, energy, third-party services, and other	(2,517)	(48,286)	(796,131)	(852,903)
	(2,517)	(48,286)	(1,395,407)	(1,570,619)
Retentions
Depreciation and amortization	‐	‐	(1,408,605)	(1,334,210)
Net value added generated	(2,517)	(48,286)	2,419,419	2,368,024
Value added received in transfer
Result of equity pickup	172,873	213,721	‐	-
Financial income	2.519	(640)	365,217	62,557
	175,392	213,081	365,217	62,557
Total added value to be distributed	172,875	164,795	2,784,636	2,430,581

Added value distribution
Personnel and expenses
Direct remuneration	1,986	4,125	136,108	124,733
Benefits	216	241	47,894	47,127
F.G.T.S.	67	111	14,878	13,749
Others	1,362	1,426	11,133	16,046
	3,631	(5.903)	210,013	201,655
Taxes, fees and contributions
Federal	1,609	(2,369)	592,043	624,393
State	‐	-	953,761	961,074
Municipal	‐	-	33,745	28,690
	1,609	(2,369)	1,579,549	1,614,157
Third-party Capital Remuneration
Interest	5,787	41,224	619,188	324,857
Rentals	7	3	214,045	168,188
	5,794	41,227	833,233	493,045
Others
Social investment	‐	-	‐	1,690
	‐	‐	‐	1,690
Shareholder's Equity Remuneration
Retained earnings	161,841	120,034	161,841	120,034
	161,841	120,034	161,841	120,034

The accompanying notes are an integral part of the quarterly information.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Highlights

Migrating from Volume to Value: continued transformation of the customer base profile

•      TIM Live's UBB customer base grew 20.2% YoY, totaling 584k connections;

•      Mobile ARPU maintained a solid advance of 4.8% YoY, reaching R$ 23.9;

•      TIM Live ARPU posted robust growth of 6.1% YoY, reaching R$ 84.5;

•      TIM Black Família offer reached ~500 thousand clients, contributing in a positive manner to the dynamics of migration to higher-value plans.

Infrastructure Development for a Better Client Experience

•      Leader in 4G coverage spanning 3,506 cities, while utilizing multiple frequencies (700 MHz, 1.8 GHz, 2.1 GHz and 2.5 GHz) in order to expand capacity;

•      4G coverage in 100% of Paraná, Santa Catarina and Espírito Santo municipalities. São Paulo and Rio de Janeiro are also entirely covered;

•      VoLTE technology available in more than 3,459 cities, improving voice user experience;

•      Accelerated expansion of FTTH with 2.5 million homes covered by fiber optic in 24 cities as of March.

Resilient EBITDA, with strong cost efficiency compensating for post-COVID-19 challenges

•      Services Revenue up 1.7% YoY in 1Q20;

•      Client Generated Net Revenues (mobile segment) rose 1.3% YoY;

•      TIM Live revenues advanced 29.1% YoY, maintaining its fast growth;

•      Normalized Costs and Expenses* dropped 4.9% YoY, demonstrating an efficient approach amid short-term challenges;

•      Normalized EBITDA* reached R$ 1.9 billion, maintaining its solid evolution at 8.0% YoY;

•      Normalized EBITDA Margin* reached 45.7% in 1Q20, maintaining a good YoY expansion (+3.1 p.p.).

*Normalized Operating Costs and Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19). Net Income normalized by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

Financial Performance (Including the effects of IFRS 9, 15 and 16)

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

OPERATING REVENUE

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,840 million in 1Q20, growth of 1.2% compared to the same quarter of the previous year. The expansion slowdown reflected mostly a sharper decline in prepaid revenues, following the reduction in the number of rechargers in the segment.

The dynamic of Mobile ARPU (Average Monthly Revenues per User), which grew 4.8% YoY to reach R$ 23.9, reflects the maintenance of the company's successful efforts to monetize its customer base through migrations to higher-value plans.

The segments' ARPU, which excludes other mobile revenues, rose in prepaid by 4.6% YoY (R$ 12.1) and in postpaid (ex-M2M) by 4.3% YoY (R$ 44.5).

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Breakdown of each mobile segment in the first quarter:

(i)           In prepaid we saw a reduction in the number of rechargers, reflecting the economic fallout from the COVID-19 pandemic, especially income restrictions and the shuttering of many physical recharge channels. We noted a reduction of approximately 10% YoY in the number of clients that recharged in 1Q20, an impact mainly from social distancing. The TIM Pré Top offer already accounts for 72% of the segment's base and keeps contributing for a greater resiliency in recharger spending. As a result, Prepaid Revenues fell 4.5% YoY in 1Q20.

(ii)          The postpaid segment had a more limited financial impact from COVID-19 in the quarter. The TIM Black Família offer reached ~500k clients, positively contributing to higher-value plans representativeness in the base mix. In addition, the segment recorded a reduction in disconnections, corroborating the return to positive net additions, and resulting in a 2.8% YoY growth in Postpaid revenues in 1Q20 (+3.7% YoY excluding interconnection). The segment's dynamics experienced relevant changes from the third week of March, with the gradual shuttering of virtually all physical sales channels. Amid this context, we witnessed a sharp contraction in gross additions, which were partially compensated for by a reduction in disconnections.

Interconnection Revenues (ITX) maintained a downward trajectory and in 1Q20 posted a 19.7% reduction YoY, reflecting a lower incoming traffic. The incidence of VU-M on Net Service Revenues reached 2.4% in the quarter.

Other Revenues rose 17.0% YoY in 1Q20. This performance remains impacted mainly by revenues generated by network sharing and swap agreements. The increase in network sharing volume is aligned with the company's strategy to expand the fiber transport infrastructure (backbone and backhaul) with greater efficiency in asset allocation (Capex and Opex).

 Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 251 million in the quarter, a 9.4% increase from 1Q19. This performance reflects the growth of TIM Live, which in rose 29.1% YoY in 1Q20 and already accounts for approximately 58% of fixed service revenues. By the end of March, TIM Live was present in 26 cities (including 6 capitals) and will further expand its coverage in the coming quarters.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

The remaining services in the fixed segment dropped 9.3% YoY.

Detailing Handsets and Devices (net of taxes and deductions):

In the quarter, Revenues from Products fell 25.5% YoY, mainly due to a decline in the volume of handsets sold (29.4% YoY) reflecting the handset market’s sharp contraction stemming from lower disposable income and a currency devaluation increasing handset prices.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

OPERATING COSTS AND EXPENSES

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19).

Operating Costs and Expenses were R$ 2,292 million in 1Q20 (-4.8% YoY). During the quarter, this item was impacted by non-recurring expenses – totaling R$ 2.6 million – related to adjustments to the sale-leaseback contract of towers.

Note: due to the adoption of IFRS 16, Operating Costs and Expenses - mainly those reported within the Network account - are not impacted by rents, sharing or other types of lease agreements with terms exceeding 12 months, as determined by the standard. Therefore, the amounts for long-term contracts related to infrastructure lease (in addition to others less relevant), important for the company’s operations, are reflected in the P&L under Depreciation and Financial Expenses.

Breakdown of Performance of Costs and Expenses:

Personnel rose 4.7% YoY in 1Q20. This performance was influenced mainly by organic elements such as inflation on wages.

Selling and Marketing Expenses fell 10.2% YoY in 1Q20, reflecting the structural trends seen in prior quarters with efficiency gains from initiatives focusing on process digitization, reduction of FISTEL expenses and lower prepaid recharging fees, as well as lower spending on advertising. It is important to note that this line was also impacted during part of 1Q20 by a lower volume of sales and recharging due to the economic fallout from the COVID-19 pandemic.

The Network and Interconnection Group fell 4.7% YoY in 1Q20, driven by lower costs in the interconnection subgroup (ITX). The decline in the ITX subgroup is explained by: (i) drop in the mobile termination rate (VU-M) in January and February compared to 2019 and (ii) lower pressure from traffic to other operators. The Network subgroup was impacted by lower costs from infrastructure sharing.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

General and Administrative Expenses (G&A) rose 21.3% YoY in the quarter. This growth is explained mainly by higher spending on IT projects, consultancies and legal and administrative services.

Cost of Goods Sold (COGS) fell 20.1% YoY in 1Q20, aligned with the sharp decline in Prouct Revenues caused by a lower volume of handsets sold, mostly due to the COVID-19 pandemic, although higher-value products represented bigger share of the sales mix.

In 1Q20, Provisions for Doubtful Accounts (Bad Debt) rose 9.3% YoY. For the fourth consecutive quarter, the pace of growth slowed, remaining the most challenging cost-related line. After posting the first quarterly reduction in 4Q19, the line grew by 0.9% QoQ in 1Q20. The performance is explained by a higher revenue base exposed to delinquencies, due to the 5.3% YoY increase in the postpaid base, in addition to a challenging macroeconomic environment (unemployment, income and indebtedness). Still, the improvement seen in the past two quarters reflects efforts to enhance client acquisition, through more sophisticated credit models and policies, and higher efficiency in collection and recovery.

Other Operating Expenses normalized by non-recurring effects declined 11.9% YoY in 1Q20, explained mainly by a reduction in contingency expenses. The participation of this line in total normalized OPEX was 3.9% in 1Q20 (4.2% in 1Q19).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 59.6 per gross addition in 1Q20, down by 5.2% YoY. The steep reduction was due to more efficiency in selling and marketing expenses.

The SAC/ARPU ratio (payback per client) fell YoY, reaching 2.4 months in 1Q20, from 2.8 months in 1Q19.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

FROM EBITDA TO NET INCOME

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Normalized* EBITDA** | **1,926** | **1,784** | **8.0%** | **2,311** | **-16.6%** |
| Normalized* EBITDA Margin | 45.7% | 42.6% | 3.1p.p. | 50.4% | -4.7p.p. |
| Total Normalized Items | (3) | (1) | 75.7% | - | n.a. |
| **Normalized* EBIT** | **518** | **450** | **15.0%** | **1,251** | **-58.6%** |
| Normalized* EBIT Margin | 12.3% | 10.7% | 1.5p.p. | 27.3% | -15.0p.p. |
| **Normalized* Net Financial Results** | **(255)** | **(263)** | **-3.0%** | **(236)** | **8.0%** |
| Normalized* Income tax and social contribution | (99) | (36) | 175.8% | (97) | 2.2% |
| **Normalized* Net Income** | **164** | **152** | **8.3%** | **918** | **-82.1%** |
| Total Normalized Items | (3) | (32) | -91.9% | - | n.a. |
| **Reported EBITDA** | **1,924** | **1,783** | **7.9%** | **2,311** | **-16.8%** |
| Reported EBITDA Margin | 45.6% | 42.5% | 3.1p.p. | 50.4% | -4.7p.p. |
| **Depreciation & Amortization** | **(1,409)** | **(1,334)** | **5.6%** | **(1,060)** | **32.9%** |
| Depreciation | (935) | (863) | 8.4% | (555) | 68.6% |
| Amortization | (473) | (471) | 0.5% | (505) | -6.4% |
| **EBIT** | **515** | **449** | **14.8%** | **1,251** | **-58.8%** |
| EBIT Margin | 12.2% | 10.7% | 1.5p.p. | 27.3% | -15.0p.p. |
| **Net Financial Results** | **(255)** | **(263)** | **-3.0%** | **(236)** | **8.0%** |
| Financial expenses | (326) | (317) | 2.8% | (254) | 28.0% |
| Financial income | 64 | 54 | 18.8% | 20 | 226.9% |
| Net exchange variation | 7 | 1 | 1272.9% | (1) | n.a. |
| **Income before taxes** | **261** | **186** | **40.0%** | **1,015** | **-74.3%** |
| Income tax and social contribution | (99) | (66) | 49.4% | (97) | 2.2% |
| **Net Income** | **162** | **120** | **34.8%** | **918** | **-82.4%** |

* EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19). Net Income normalized by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

BITDA (Earnings before interest, taxes, depreciation and amortization)

EBITDA exposure to MTR was 0.4% in 1Q20. In this quarter, net MTR (revenue – cost) was positive due to interconnection revenues slightly higher than costs with MTR.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 1Q20, D&A rose 5.6% YoY explained mostly by an increase in the amortization of the 700 MHz license, related to the operational expansion in new cities (offset by lower software amortization), and by a higher volume of leasing contracts following the adoption of IFRS 16.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Normalized EBIT in 1Q20 rose 15.0% YoY, reflecting EBITDA growth. Normalized EBIT margin ended the quarter at 12.3%, a 1.5 p.p. expansion from 1Q19.

NET FINANCIAL RESULT

Net Financial Result in 1Q20 was negative by R$ 255 million, a R$ 8 million improvement compared to 1Q19. The difference is mainly due to:

(i)          Higher financial revenues from monetary correction of the tax credit balance stemming from the right to exclude ICMS from the calculation basis for PIS and COFINS contributions (the remaining balance at the end of each period is updated by the Selic rate until its full compensation, thus becoming a recurring element for the subsequent years);

(ii)         Lower expense due to a decline in the interest rate and, consequently, lower accrual of interest on debt, and a smaller volume of interest on leasings.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q20, Income Tax and Social Contribution totaled -R$ 99 million, a R$ 33 million increase compared to 1Q19, mainly due to higher Earnings Before Taxes. On a Normalized basis, the R$ 63 million increase compares to IR/CSLL of R$ 36 million in 1Q19, when the line was impacted extraordinarily by deferred taxes.

In 1Q20, the effective rate stood at -37.9% vs. -35.5% in 1Q19 (-19.1% on a Normalized basis).

NET INCOME

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

CASH FLOW, DEBT AND CAPEX

* EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19).

CAPEX

Capex totaled R$ 904 million in 1Q20, growth of 39.1% from 1Q19. The increase was mostly due to a lower level of Capex in 1Q19, which represented only 17% of the total amount invested in 2019. The Capex of 1Q20 remains in accordance to our plan. Investments are still being destined to infrastructure (exceeding 90% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 15% of the investments made in 1Q20).

VARIATION IN WORKING CAPITAL

Working capital variation was negative by R$ 1,415 million, a decrease of 2.9% when compared to 1T19. Unlike the first quarter of last year, the negative impact in 1Q20 was caused mainly by a R$ 1,302 million reduction in the Suppliers account (vs. a reduction of 541 million in 1Q19). In 2019, the impact on Working Capital from the payment of acquisitions at the end of 2018 was seen only partially in 1Q19, with the remainder impacting 2Q19. For late 2019 acquisitions, this impact was mainly seen in 1Q20.

In 1Q20, the FISTEL payment (about R$ 789 million) – usually due in March – was postponed to August 31st (with the possibility make the full payment on this date or to pay it in five instances beginning on this date). However, it is important to highlight that the share of FISTEL related to Condecine (approximately R$ 227 million) was paid in March 31st (original due date) due to lack of legal support warranting the non-payment. The injunction postponing this payment to August was released by the end of the same day e the amount was fully refunded on April 2nd. In summary, this payment negatively impacted 1Q20 Cash Flow (with benefit in this quarter thus totaling approximately R$ 562 million, relative to TFF and CFRP). On the other hand, its refund will bring a positive effect to Cash Flow of 2T20.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

DEBT AND CASH

Gross Debt in 1Q20 was R$ 10,156 million, up R$ 1,012 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,013 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months, pursuant to IFRS 16) and (ii) hedge position in the amount of R$ 318 million (reducing gross debt). Excluding the leasing contracts related to the adoption of IFRS 16, gross debt would be R$ 3,571 million. At the end of march, TIM’s financing debt  (post hedge) was R$ 2,143 million.

TIM’s financing debt consists mainly of Debentures and financing with private banks. Approximately 38% of the total financing debt is denominated in foreign currency (USD and EUR) and is fully hedged to local currency. The average cost of debt excluding leasing was 4.5% p.y. in the quarter, down compared to 7.6% p.y. in 1Q19.

In 1Q20, TIM borrowed R$ 800 million to strengthen its cash position after repaying the outstanding balance with BNDES (~R$ 620 million). In April, the company's Board of Directors approved a R$ 1,000 million debt financing to enhance liquidity ahead of possible impacts that the COVID-19 pandemic may cause on the economy. Of that figure, TIM raised R$ 574 million from Scotiabank in April and is now monitoring alternatives regarding the remainder. At the end of March, TIM had R$ 2,252 million worth of credit lines available for drawdown at BNDES and BNB.

The debt repayment schedule is presented below:

At the end of the quarter, Cash and Securities totaled R$ 1,630 million, a reduction of R$ 38 million YoY.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

The average financial yield was stable at 3.9% p.y. in 1Q20, down compared to 6.5% p.y. in 1Q19, following the reduction of the Selic base rate.

In 1Q20, Net Debt totaled R$ 8,526 million, up by R$ 1,050 million compared to the same period a year earlier, when net debt was R$ 7,477 million. The increase is explained by a higher leasing volume due to more rentals and infrastructure sharing contracts being classified as financial leases under IFRS 16.

Net Debt to EBITDA stood at 1.03x in the quarter. Excluding financial leasing from the adoption of IFRS 16, Net Debt to EBITDA was 0.28x in the quarter, down compared to 0.35x in 1Q19.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

TIM REINFORCES COMMITMENT TO EMPLOYEES, CUSTOMERS AND SOCIETY IN FIGHTCOVID-19

The services will remain in full operation and the company is focused on customer demands and access to information, in addition to taking all measures to preserve the health and safety of its employees and prioritize collaboration with government agencies and other entities. These are TIM's commitments in fighting the transmission of the new coronavirus, described in a letter sent to Anatel on April 3rd.

TIM is aware that technology has an essential role to face the crisis and contain the spread of the virus.

The TIM Group's experience in Italy has been important in anticipating and adapting the necessary actions and meeting the requirements during the period of coronavirus fight in Brazil. TIM is confident that the whole of society will be united and will emerge even stronger from this situation.

CADE AND ANATEL APPROVAL FOR TIM-VIVO NETWORK SHARING AGREEMENT

On April 23rd, the general office of the CADE Antitrust council approved - without restrictions - the agreement signed between TIM and Vivo to share 2G, 3G and 4G networks.  Later, on April 30th, Anatel also unanimously approved the agreement. TIM expects, initially, to consolidate the 2G network in 50 cities.

TIM CHOSES GOOGLE CLOUD AS STRATEGIC PARTNER TO PROVIDE CLOUD BIG DATA, ANALYTS AND MACHINE LEARNING PLATFORM

TIM Brasil concluded an agreement with Google Cloud to use Google Cloud Platform (GCP) as its strategic platform of cloud for Big Data, Analytics and Machine Learning. The Google Cloud platform allows the company to make analysis in real-time to achieve exclusive insights about its business. This information will help the operator to enhance even further its services to clients, the planning and optimization of the network and to provide custom offers to users, as well as product based on data and analytics. Google Cloud will be responsible for providing Google Cloud Platform and also consultancy involving the migration from current environment, redesign and optimization on cloud, as well as the support in constructing TIM’s CoE (Center of Excellence), which will be responsible to manage the environment once it is complete.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

  Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market fell 0.8% YoY in 1Q20, a record low level of reduction in 20 quarters. Prepaid led the contraction, as the SIM card consolidation continued. In the past 12 months, the segment experienced net disconnections of 12.6 million users. Postpaid retained its pace of expansion with net additions of 10.8 million users. Human lines (ex-M2M) still accounted for approximately half of this performance.

TIM

TIM ended 1Q20 with 52.8 million users, ending the period at -4.1% YoY.

The postpaid base totaled 21.7 million lines. The addition of 1.1 million lines in the past 12 months led to 5.3% growth YoY in the number of users. The segment keeps expanding within the total base, setting a new record of 41.0% (+3.7 p.p. YoY). New activations remained as the main lever of growth in the quarter, however at low levels - similar to those observed three years ago - due to the shuttering of sales channels during March 2020. On the other hand, voluntary churn fell 3.9% compared to the prior quarter. TIM Black Família remains an important driver of value, reaching a milestone of ~500k users in the quarter. Since the end of March 2020, TIM has been adopting adjustment measures to the segment amid the pandemic, in order to help clients to keep their lines with special payment conditions.

The prepaid base totaled 31.2 million users, down 9.7% YoY. In the past 12 months, the segment presented 3.4 million net disconnections. During the quarter, total net disconnections hit 1.8 million. With the dynamic for new users affected, churn had a greater impact on net growth for the segment as the metric is determined by business rules that are still in place during social distancing. The uncertain macroeconomic environment could add another challenge to prepaid acquisitions. We implemented a few temporary bonuses, seeking to retain clients and avoid increased marketing costs in the future aimed at acquiring clients.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

The 4G base ended 1Q20 with 38.6 million users, again presenting fast growth (8.3% YoY). Total handsets featuring this technology reached 79% of voice users (+11.1 p.p. YoY). YoY).

The M2M base ended the quarter with 3.8 million users (+60% YoY). The strong result in the year is still an outcome of the incorporation of the M2M user base of Porto Seguro Conecta in 2Q19.

FIXED SEGMENT:

TIM Live ended 1Q20 with 584k users (+20.2% YoY). Users starting at 100 mbps reached 36% of the total, a 20 p.p. increase YoY.

Net additions to FTTH (Fiber To The Home) remained responsible for the good performance of the business, and kept an YoY acceleration with 28k new users in the quarter and 124k in the past 12 months. It is important to note that the commercial dynamic initially saw a deceleration, as social distancing took effect. As the operation had to be adapted, our main sales channel, dubbed door-to-door, made way to digital and the impact was accommodated, allowing the resumption of growth for this service.

In 1Q20 we launched in a new city, Betim (Minas Gerais state), furthering the expansion into the segment's potential market. TIM Live coverage ended the period present in 24 cities with FTTH.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

 Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

With the social distancing caused by the COVID-19 pandemic, at the end of March, 100% of TIM's brick-and-mortar stores were closed. This led to an even higher need for digital sales channels. In this quarter, sales in postpaid and consumer control rose 4.6% YoY. Also, digital recharges keep increasing their penetration in total sales, up +3.6 p.p. YoY in 1Q20.

The app Meu TIM again proved to be a highly relevant platform in customer relationship, streamlining customer service and promoting adequate functions to help clients manage their plans. The app's total unique users grew 18.9% YoY. Even with added relationship difficulties, human interactions declined 24.9% YoY, corroborating our caring strategy and cutting dependence on call centers.

Additional important factors are the digital means for billing and payment, which maintained growth during 1Q20. The invoices delivered via digital channels rose 12.3% YoY. Meanwhile, the number of users paying via digital channels also expanded by +11.7% YoY. Another important function offered to customers is the possibility to add credit and/or to check one's balance, in addition to receiving invoices through WhatsApp.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

In the latest Satisfaction and Perceived Quality Survey released by Anatel in 2020, TIM maintained a superior perception in terms of general satisfaction for broadband and fixed services, compared to the average in Brazil.

NETWORK DEVELOPMENT

As a fundamental pillar within TIM's strategic plans, the expansion and enhancement of network infrastructure is associated with the continuous improvement of service quality. At the beginning of the year, TIM took another important step in this process. Even with the challenges concerning the fight against the novel coronavirus, the company maintained its investments in network expansion and completed the 4G coverage in all 399 municipalities in the state of Paraná, all 295 municipalities in the state of Santa Catarina and all 78 municipalities in the state of Espírito Santo, becoming the third, fourth and fifth states with 100% of their municipalities covered by the technology.1

Capex dedicated to infrastructure projects (Network + IT) topped 90% in 1Q20, again underpinned by analytical tools that allowed an efficient resource allocation. Highlighted projects:

o   Expansion of the fiber optic network (backbone, backhaul and FTTH);

o   Frequency refarming;

o   Densification of sites;

o   Aggregation of carriers;

o   Agreements in sharing and transport network.

Regarding the main actions and projects underway for modernization, efficiency and/or enhancement of our infrastructure during this quarter, we highlight:

o   Expansion of refarming of 2.1 GHz frequency in 4G, reaching approximately 304 cities;

1 São Paulo, Rio de Janeiro, Espírito Santo, Santa Catarina and Paraná are the states with 4G coverage from TIM for 100% of their municipalities.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

o   Installation of multiple data centers to enhance experience (25 at the end of 1Q), of which are 14 DCC (Data Center Core) and 11 are DCE (Data Center Edge);

o   Infrastructure virtualization project;

o   Expansion of VoLTE, available in more than 3,450 cities;

o   Expansion of network capacity through the solution Massive MIMO;

o   Approval of the Network Sharing Agreement with Vivo: 50 cities with shared 2G as an initial effort;

o   Consolidation of NB-IoT network, present in more than 3,322 municipalities, enabling the creation of IoT solutions not only in big cities, but in distant municipalities.

As the leader in 4G coverage in Brazil, TIM reached 3,506 cities (94% of the country's urban population) in the first quarter of 2020. The 37% growth YoY in network elements for this technology adds to our focus to increase capacity and quality of the mobile network. As a result, 4G data traffic accounted for approximately 87% of the total, up 8 p.p. compared to 1Q19.

Fixed broadband coverage is also enjoying constant expansion, having reached in the first quarter of this year 2.5 million homes in FTTH, while FTTC surpassed 3.6 million. This represents a total of 5.6 million homes in 26 cities (FTTH + FTTC)2. In 1Q20, FTTH initiated commercial activities in a new city: Betim (Minas Gerais state).

In transport infrastructure, TIM reached a total of 21,652 sites in the quarter and 84% of said units are connected via high capacity backhaul. The company exceeded 102,000km with its fiber optic for backbone and backhaul (representing an 11.2% advance YoY).

Lastly, by reaching a total of 1,582 active Biosites at the end of 1Q20, TIM again proves that it keeps targeting the development of this infrastructure, which is aligned with its corporate social responsibility values, in addition to being a solution for the densification of the mobile access network (antennas/towers) with a very low visual impact. In addition, Biosites also have a lower cost, are installed quickly and contribute to the harmonization with the environment and urban infrastructure – a multi-functionality beyond the transmission of telecommunications, lighting and security cameras.

2 (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO) and Manaus (AM).

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Currently, the Company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Corporate Social Responsibility

To access the quarterly report on Social and Corporate Responsibility, please refer to: www.tim.com.br/ri/ ESG-Report.

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2019 (1Q19) and the year to date 2020 (3M20), except when otherwise indicated.

This document may contain forward-looking statements.  Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management.  The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Attachments

Attachment 1: Operating Indicators

2020 First Quarter Results (Including the effects of IFRS 9, 15 e 16)

Attachment 6

TIM PARTICIPAÇÕES S.A.

Operating Ratios

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

As at March 31

(In thousands of Reais, except as otherwise stated)

1.   Operations

1. a Corporate Structure

TIM Participações SA (“TIM Participações” and / or “Company”) is a publicly-held company, headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações SA (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia group and held 66.58% of TIM Participações’ capital stock on March 31, 2020 and December 31, 2019.

The main purpose of the Company and its subsidiary (the “Group”) is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiary are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

CVM approves category “A” registration request of TIM S.A

On March 18, 2020, TIM PARTICIPAÇÕES SA and its wholly-owned subsidiary, TIM SA, after the Material Fact published on October 28, 2019, communicate to their shareholders, the market in general and the other interested parties that TIM SA that received, on March 17, 2020, Official Letter-RIC nº 4/2020 / CVM / SEP informing about the granting of registration as a publicly held company in category “A” before CVM (without offering securities), according to CVM Instruction 480/09 .

The Company and TIM SA note that there was no request to register a Securities Offer, which is why this communication should not be considered a public offering of shares or other securities of the Company or TSA. Single Company

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

The Company holds 100% of TIM S.A.’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian states and in the Federal District.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

2.   Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the rulings issued by the CVM and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and provide all material information required for such quarterly information, and only such information, which is consistent with the information used by Management in the course of its duties. In addition, the Company has taken into account the guidance provided in Technical Guidance OCPC 07 in the preparation of its quarterly information. Thus, the relevant information in the quarterly information is being evidenced and corresponds to that used by the Management in its management.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a.    General preparation and disclosure criteria

The quarterly information were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information were prepared in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Due to the fact that accounting practices adopted in Brazil applied in the individual quarterly information, as from 2014, do not differ from the IFRS applicable to the separate quarterly information, since this standard now allows the application of the equity method in subsidiaries, affiliates and joint ventures in the separate statements, they also comply with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These individual statements are disclosed together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b.    Functional currency and presentation currency

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for the company consolidated in these quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.    Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each Group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.    Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the acquired assets, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary were adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the quarterly information used in the consolidation are the same for all Group companies.

e. Approval of the quarterly information

These quarterly information were approved by the Company’s Board of Directors on May 05, 2020.

f. New standards, amendments and interpretations of standards

The following new standards were issued by the Accounting Pronouncements Committee (CPC) and by International Standards Board (IASB) but are not in force for the period ended December 31, 2019.

•        CPC 11 – Insurance contracts

In May 2017, the IASB issued IFRS 17 – Insurance Contracts, a standard not yet issued by CPC in  Brazil but which will be codified as CPC 50 – Insurance Contracts and will replace CPC 11 – Insurance Contracts. The general purpose of IFRS 17 is to provide an accounting model for insurance contracts that is most useful and consistent for insurers.

•        Changes to CPC 15 (R1): Definition of business

In October 2018, the IASB issued changes to the business definition in IFRS 3, these changes being made in CPC revision 14 amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify the minimum requirements for a company, eliminate the assessment of whether market participants are capable of replacing any missing elements, include guidance to help entities assess whether an acquired process is substantive, better delimit business and product definitions, and introduce an optional fair value concentration test. New illustrative cases have been provided along with the changes.

As the changes apply prospectively to transactions or other events that occur on or after the first application, the Company will not be affected by these changes on the transition date.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

•        Amendments to CPC 26 (R1) and IAS 8: Definition of material omission

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, these amendments being reflected in Revision 14 of the CPC, amending CPC 26 (R1) and CPC 23 to align the definition of 'material misstatement' or 'material misstatement' across the standards and clarify certain aspects of the definition. The new definition states that: "the information is material if its omission, misstatement or obscureness could reasonably influence decisions that major users of general purpose quarterly information make on the basis of those quarterly information, which provide financial information about entity-specific reporting.

These changes are not expected to have a significant impact on the Company's individual and consolidated quarterly information.

COVID Impacts - 19

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China and, since the beginning of 2020, the virus has spread to Europe, the United States and several other countries, including Brazil.

The COVID-19 outbreak developed rapidly in 2020 and the measures taken to contain the virus affected economic activity, which in turn may have implications for the Company’s operating results and cash flows. Although COVID-19 already existed on December 31, 2019, the severity of the virus and responses to the outbreak may have an impact on the entity’s operations that took place in Brazil after March 16, 2020.

The Company’s management is not aware of any material uncertainties related to events or conditions that may cast significant doubts on the entity’s ability to continue as an ongoing company. The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, the government and the health system. There is no indication of impairment of assets or risks associated with compliance with obligations, since the Company is not highly leveraged and still has lines of credit available to be used in the event of a significant reduction in the volume of cash.

The Company is complying with the health and safety protocols established by the authorities and agencies, it is monitoring the evolution of the situation and closely assessing the impact of COVID-19 on its business.

 The COVID-19 pandemic and its potential impact on general commercial activity and the global economy can reduce our customers’ demand for more expensive plans or services (for example,  roaming  ) or even lead to plan cancellations or increased delinquency, while they can lead to disruptions in our logistics chain, in the production or delivery of our suppliers or in our ability to deliver our products (such as new devices or SIM cards) or to meet our network in a timely manner, which may have a material adverse effect on our business and results of operations. At the moment, we have not suffered any material impact on our operations. Although it is too early to predict the impacts on our business or our financial targets on the expanding pandemic and government responses to them, we would be materially adversely affected by a prolonged slowdown in local, regional or global economic conditions.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

3    Estimates and areas where judgment is significant in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent periods are shown below:

(a)   Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model.

Any reorganization activities to which the Company has not yet committed itself on the quarterly information disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15) and its tangible assets.

(b)   Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force and CPC 32 / IAS 12. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(c)   Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

(d)   Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 36).

(e)   Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

(f)   Leasing

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16/CPC 06(R2) – Leasing, as disclosed in Note 2.f., the Company’s Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and therefore considers its incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with similar value to the asset with similar right of use in a similar economic environment. Therefore, this assessment requires management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers in this estimate aspects that are specific to the Company (such as the cost of the subsidiary's debt). The Company´s average incremental rate is 10.28% for an average lease term as described in note 14.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

4    Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Cash and banks	182	61	91,278	101,928
Free financial investments availability
CDB / Commitments	20,214	701	1,499,649	2,182,882

	20,396	762	1,590,927	2,284,810

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company’s investments in CBDs and Repurchases is 100.28% (99.95% at December 31, 2019) of the Interbank Deposit Certificate (“CDI”) rate.

5    Marketable securities

	Consolidated
	03/2020	12/2019

FUNCINE (3)	3,926	3,849
Sovereign Fund (4)	3,481	7,329
FIC: (1)
Government bond	8,692	179,390
Repo operations	12,907	216,196
Financial Bill	4,992	105,857
Others (5)	9,207	145,707
	43,205	658,328

Current portion	(39,279)	(654,479)
Non-current portion	3,926	3,849

(1) In August 2017, the Company invested in open-ended Investment Funds in Units (“FICs”). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2019, the average yield of FICs was 80.83% (99.67 % as in December 31, 2019) of the variation of the CDI rate.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(2) “Repo transactions” are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company, with the objective of using tax deductibility benefit for income tax and social contribution purposes, invested in the Fund for Financing of the National Film Industry (FUNCINE) in the amount of R $ 3 million, in subsequent periods, other investments were made in the amount of R $ 2.4 million (2018) and R $ 2.2 million (2019) The average remuneration of FUNCINE on March 31, 2020 is -1.94% and in 2019 it was 9,18%.

(4) The Sovereign Fund is composed only of federal government securities. The average remuneration on March 31, 2020 is 95.48% and in 2019 the Sovereign Fund was 97.62% of the variation of the Interbank Deposit Certificate - CDI.

(5) It is represented by: Debentures, FIDC, Commercial Notes, Promissory Notes, Bank Credit Note.

The parent company has R$14,365 invested in FIC units (R$12,167 as of December 31, 2019).

6    Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is equal to the book value recorded on March 31, 2020 and December 31, 2019.

The non-current portion includes the amount of R $ 34,320 (R $ 68,639 as of December 31, 2019) referring to accounts receivable with other telephone operators, recorded at their present value considering the term and interest rate implicit in the operation.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The change in the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	Consolidated
	03/2020	12/2019
Accounts receivable from customers	3,279,690	3,287,855

Gross accounts receivable	4,041,678	4,061,932

Billed services	2,135,106	2,076,569
Billing services (“unbilled”)	827,118	858,418
Network usage	440,968	438,168
SALE OF GOODS	620,476	670,573
Contractual assets (note 23)	16,272	15,142
Other accounts receivable	1,738	3,062

Losses on expected settlement credit	(761,988)	(774,077)

Current portion	(3,123,849)	(3,184,780)
Non-current portion	155,841	103,075

	Consolidated
	03/2020	12/2019
	(3 months)	(12 months)

Opening balance	774,077	686,928

Constitution of provision (note 28)	188,588	748,291
Provision write-offs	(200,677)	(661,142)

Closing Balance	761,988	774,077

The age of accounts receivable is as follows:

	Consolidated
	03/2020	12/2019

Total	4,041,678	4,061,932

Unmatured	2,643,907	2,576,307
Due within 30 days	315,229	328,457
Past due up to 60 days	155,678	146,200
Due within 90days	181,286	149,852
Expired more than 90 days ago	745,578	861,116

7    Inventory

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	03/2020	12/2019

Total inventories	268,547	203,278

Inventory	281,696	214,889
Mobile handsets and tablets	198,096	146,295
Accessories and prepaid cards	68,932	61,436
TIM chips	14,668	7,158

Losses on adjustment to realizable amount	(13,149)	(11,611)

8.   Indirect taxes, charges and contributions recoverable

	Consolidated
	03/2020	12/2019

Indirect taxes, charges and contributions recoverable	1,254,418	1,243,633

ICMS	1,212,229	1,201,502
Others	42,189	42,131

Current portion	(419,074)	(420,284)
Non-current portion	835,344	823,349

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.   Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Indirect taxes, charges and contributions recoverable	28,474	28,383	3,524,142	3,762,800

Income tax (IR) and social contribution (CS) (i)	‐	‐	313,888	428,443
PIS / COFINS (ii)	‐	‐	3,114,733	3,244,549
Others	28,474	28,383	95,521	89,808

Current portion	(28,474)	(28,383)	(1,137,312)	(1,395,193)
Non-current portion	‐	‐	2,386,830	2,367,607

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable mainly refer to credits from a legal proceedings filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature), has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In June 2019, by reason of a final and without appeal decision and calculation of values, the amount of R$2,875 million was recorded, being R$1,720 million of which corresponds to the principal, and R$1,155 million to monetary adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$148 million was recorded, of which R$75 million corresponds to the principal, and R$73 million to monetary adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In March 2020, after using part of TIM SA’s credit stock, totaling R $ 206 million, the amounts of R $ 2,737 million are recorded, of which R $ 1,621 million is principal and R $ 1,116 million monetary restatement (amounts related to TIM Celular SA); and R $ 149 million, of which R $ 75 million of principal and R $ 74 million of monetary restatement (former Intelig Telecomunicações Ltda.).

10.   Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Supervisory Board and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at March 31, 2020 and March 31, 2019, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each period, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Losses carried forward – income tax and social contribution	-	-	815,525	800,711
Temporary differences:
Provision for legal and administrative proceedings	18.931	18.931	306,527	295,853
Losses from doubtful accounts	-	-	267,808	271,611
Adjustments to present value – 3G license	-	-	6,696	7,182
Deferred income tax on accounting adjustments	53,569	53,569	55,362	56,208
Lease of LT Amazonas infrastructure	-	-	27,917	27,434
Profit sharing	165	165	34,401	23.704
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(106,916)	(13,139)
Capitalized interest on 4G authorization	-	-	(284,489)	(291,783)
Deemed costs – TIM S.A.	-	-	(64,113)	(67,748)
Exclusion of ICMS from PIS and COFINS calculation bases	‐	‐	(1,030,100)	(1,023,928)
IFRS16 Lease			222,562	209,234
Other	-	-	31,014	87,214
	72,665	72,665	(75,428)	24,931

Unrecognized deferred income tax and social contribution Taxes with suspended enforceability	(72,665)	(72,665)	(71,013)	(72,665)
	‐	‐	(146,441)	(47,734)

Deferred tax assets portion	‐	‐	‐	‐
Deferred tax liabilities portion	‐	‐	(146,441)	(47,734)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named “Intelig Telecomunicações Ltda.”) on October 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative social contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of social contribution on income (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company’s governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

As a result of the final and unappealable decision in Courts Superior to TIM Celular SA (merged by TIM SA) in a proceeding that discussed the exclusion of ICMS from the calculation basis of PIS and COFINS contributions, there was accounting recognition in June. of the tax credit subject of the discussion in 2019 in the amount of R $ 2,875 million (R $ 2,737 million on March 31, 2020), consisting of principal and monetary restatement.

In September 2019, due to its final and unappealable decision, the amount of R $ 148 million (R $ 149 million on March 31, 2020) was recorded, amounts related to TIM SA itself

For the purposes of IRPJ and CSLL taxation, the Company’s management, also supported by external legal opinions, decided to defer it until the moment of the effective financial availability of the credit. Accordingly, deferred tax liabilities were recorded for the full amount, in the amount of R $ 1,039.7 million. The updated amount as of March 31, 2020 is R$ 1,030,100.

Expectation of recovery of tax credits

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of the tax year of 2019.

Based on these projections, the Company expects to recover the credits as follows:

Deferred income tax and social contribution
2020	229,151
2021	275,425
2022	310,948
Tax losses and negative base	815,524

Temporary differences	(961,965)

Total	(146,441)

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits from tax losses and a negative social contribution base in the amount of R $ 20,215 during the period ended March 31, 2020 (R $ 91,731 on December 31, 2019).

Unrecognized deferred tax assets

Considering that TIM Participações SA does not have activities that can generate taxable income tax and social contribution bases, deferred tax credits on tax losses, negative social contribution bases and temporary differences were not recognized, totaling R $ 129,625 on March 31, 2020 (R $ 125,876 on December 31, 2019).

11.  Prepaid expenses

	Consolidated
	03/2020	12/2019

	474,892	245,524

Fistel Fee (1)	170,448	‐
Advertisements not served (2)	71,259	854
Network Swap	75,071	75,809
Incremental costs for obtaining customer contracts (3)	146,190	158,093
Others	11,924	10,768

Current portion	(411,720)	(175,868)
Non-current portion	63,172	69,656

(1) The Fistel rate, which is appropriated monthly to the result.

(2) Represent advance payments of advertising expenses for TIM brand products and services that are recognized in the income statement according to the advertising period.

(3) It is substantially represented by the incremental costs related to sales commissions paid to / partners to obtain customer contracts resulting from the adoption of IFRS 15 / CPC 47, which are deferred to the result in accordance with the contract term and / or economic benefit, usually 2 years.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

12.  Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

	85,617	87,049	969,556	1,006,899

Civil	7,400	7,203	357,806	355,093
Labor	40,810	(38,238)	226,513	245,928
Tax	10,015	1,828	198,972	203,110
Regulatory	‐	‐	111	111
Online Attachment (*)	27,392	39,780	186,154	202,657

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$69,784 (R$69,326 as at December 31, 2019).

Labor

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court deposits.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i)              Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$53,128 (R$73,326 as at December 31, 2019).

(ii)            Liability for CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$10,397 (R$10,342 as at December 31, 2019).

(iii)           Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by a number of municipal authorities. The current value of these deposits is R$18,811 ((R$ 18,401 as at December 31, 2019).

(iv)            Failure to approve the offsetting of federal debts against credits for withholding tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$11,226 (R$11,173 as at December 31, 2019).

(v)              Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,927 (R$7,878 as at December 31, 2019).

(vi)            Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The updated amount of deposits related to this discussion is R $ 3,469 (R $ 3,457 on December 31, 2019).

(vii)             Requirement by ANATEL of the Public Price Referring to the Administration of Numbering Resources. The updated amount of deposits related to this discussion is R $ 3,487 (R $ 3,471 as of December 31, 2019).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(viii)            Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund (“FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line (“EILD”) revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The updated amount of deposits related to this discussion is R $ 57,943 (R $ 57,943 as of December 31, 2019).

(ix)               ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on lending, DIFAL, exempt and non-taxed services, CIAP and Agreement 39. The updated amount of deposits related to this discussion is R $ 14,483 (R $ 7,984 as of December 31, 2019).

13   Investment – Parent Company

The equity interest in the subsidiary is valued using the equity method only in the individual quarterly information.

(a)Interest in subsidiary

	Consolidated
	03/2020	12/2019
	TIM SA	TIM SA

Number of shares held	42,296,789,606	42,296,789,606

Interest in total capital	100%	100%

Shareholders’ equity	22,384,699	22,209,626

Net income for the period	172,873	3,865,255

Equity in income from subsidiaries	172,873	3,865,255

Investment amount	22,384,699	22,209,626

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(b)   Changes in investments in subsidiaries:

TIM SA

Investment balance on December 31, 2018	19,526,515

Income from equity accounting	3,865,255
Stock options	2,791
Retirement Supplement	(1,935)
Interest on net equity	1,183,000
Investment balance on December 31, 2019	22,209,626

Result of equity pickup	172,873
Calls on shares	2,200
Investment balance as of March 31, 2020	22,384,699

14   Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. At March 31, 2020 and December 31, 2019, the Company has no indication of impairment in its fixed assets.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(a)     Changes in property, plant and equipment

	Consolidated
	Balance as of Dec / 19	Additions	Write-off	Transfers	Balance in Mar / 20

Total Cost of property, plant and equipment, gross	43,353,099	1,197,357	(61,075)	‐	44,489,381
Commutation/transmission equipment	22,812,029	-	(56,397)	723,995	23,479,627
Fiber-Optic Cables.	813,589	‐	‐	20,497	834,086
Leased handsets	2,489,995	266	(2,202)	32,320	2,520,379
Infrastructure	6,096,847	‐	(1,084)	35,118	6,130,881
Informatics assets	1,721,251	1	(991)	22,558	1,742,819
Use assets	859,505	1	(104)	13,871	873,273
Right of use in leases	6,933,416	638,094	‐	‐	7,571,510
Land	40,794	‐	‐	‐	40,794
Construction in progress	1,585,673	558.995	(297)	(848.359)	1,296,012

Total Accumulated Depreciation	(25,740,935)	(930,344)	56,084	‐	(26,615,195)
Commutation/transmission equipment	(16,383,561)	(461,700)	53,404	‐	(16,791,857)
Fiber-Optic Cables.	(410.567)	(17,601)	‐	‐	(428,168)
Leased handsets	(2,256,863)	(35,300)	580	‐	(2,291,583)
Infrastructure	(3,593,833)	(107,680)	1.005	‐	(3,700,508)
Informatics assets	(1,565,309)	(15,692)	991	‐	(1,580,010)
General Purpose Goods	(590,658)	(11,730)	104	‐	(602,284)
Right of use in leases	(940,144)	(280,641)	‐	‐	(1,220,785)

Total fixed net assets	17,612,164	267,013	(4,991)	‐	17,874,186
Commutation/transmission equipment	6,428,468	(461.700)	(2,993)	723.995	6,687,770
Fiber-Optic Cables.	403,022	(17,601)	‐	20,497	405,918
Leased handsets	233,132	(35,034)	(1,622)	32,320	228,796
Infrastructure (i)	2,503,014	(107,680)	(79)	35,118	2,430,373
Informatics assets	155,942	(15,691)	‐	22,558	162,809
General Purpose Goods	268,847	(11,729)	‐	13,871	270,989
Right of use in leases	5,993,272	357,453	‐	‐	6,350,725
Land	40,794	‐	‐	‐	40,794
Works in progress	1,585,673	558.995	(297)	(848.359)	1,296,012

Works in progress represent the cost of ongoing projects related to the construction of networks and / or other tangible assets during the period of their construction and installation, until the moment they start operating, when they will be transferred to the corresponding accounts of these assets.

Represented by the lease contracts for identifiable assets, framed in the new rule of IFRS16 / CPC 06 (R2). Basically: network infrastructure leasing, vehicle leasing, store leasing and property leasing, as shown below:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

	- commercial leasing	Leasing - vehicles	Leasing - Shops & Kiosks and real estate	Leasing - Land (Rede)	Leasing - Fiber	Total
Balances on December 31st, 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272
Additions in the period, net of cancellation	329,932	4,418	56,696	184.153	62,895	638,094
Depreciation	(116,771)	(1,445)	(26,943)	(50,169)	(85,313)	(280,641)
Balances on March 31, 2020	3,385,303	9,961	509,225	1,673,897	772,339	6,350,725

Useful Life	12.63	38.92	19,19	10.92	30.95

(a)Depreciation rates

Annual Rate %
Switching / transmission equipment	8 to 14.29
Fiber-Optic Cables.	4 to 10
Lending devices	14.28 to 50
Infrastructure	4 TO 20
COMPUTER EQUIPMENTS	10 to 20
General Purpose Goods	10 to 20

In 2019, in accordance with IAS 16 / CPC 27, approved by CVM Resolution, the Company and its subsidiaries carried out assessments of the useful life applied to their fixed assets and concluded that there was no significant change or change in the circumstances in which the estimates were based in order to justify changes in the useful life currently used.

15.  Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. As at March 31, 2020 and December 2019, the Company has no indication of impairment in its intangible assets of defined and indefinite useful life.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(a) Changes in intangibles

	Consolidated
	Balance as of Dec / 19	Additions / Amortization	Write-off	Transfers	Balance in Mar / 20

Total Cost of Gross Intangible	30,229,359	344,409	(9)	‐	30,573,759
Right to Use software	18,184,382	‐	‐	228,838	18,413,220
Authorizations	9,811,793	‐	‐	11,702	9,823,495
Goodwill	1,527,219	‐	‐	‐	1,527,219
Right to use infrastructure - LT Amazonas	169,328	‐	‐	‐	169,328
Other assets	327,362	‐	‐	552	327,914
Intangible assets under development	209,275	344,409	(9)	(241,092)	312,583

Total Accumulated Amortization	(20,561,033)	(473,309)	‐	‐	(21,034,342)
Right to Use SOFTWARE	(15,093,166)	(329,142)	‐	‐	(15,422,308)
Authorizations	(5,278,413)	(135,949)	‐	‐	(5,414,362)
Right to use infrastructure - LT Amazonas	(60,204)	(1,940)	‐	‐	(62,144)
Other assets	(129,250)	(6,278)	‐	‐	(135,528)

Total net intangible assets	9,668,326	(128,900)	(9)	‐	9,539,417
Right to use software (c)	3,091,216	(329,142)	‐	228,838	2,990,912
Authorizations	4,533,380	(135,949)	‐	11,702	4,409,133
Goodwill (d)	1,527,219	‐	‐	‐	1,527,219
Right to use infrastructure - LT Amazonas (e)	109,124	(1,940)	‐	‐	107,184
Other assets	198,112	(6,278)	‐	552	192,386
Intangible assets under development (f)	209,275	344,409	(9)	(241,092)	312,583

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at March 31, 2019 and 2019, with no necessary adjustment.

(b) Amortization rates

Annual rate %

Right to use software	20
Authorizations	5 to 50
Right to use infrastructure	5
Other assets	7 to 10

(c) Right to use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(d) Goodwill from previous years

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at March 31, 2020 and December 31, 2019:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary’s expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary TIM S.A. on August 29, 2012.

The subsidiary recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

Impairment test

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company’s Management understands that the smaller cash generating units, for the purposes of testing the impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiary.

In 2019 the impairment test was performed comparing the carrying amount with the fair value less the costs of disposal of the asset, as provided in IAS 36 / CPC 01.

The fair value calculation considered the hierarchy level within which the fair value measurement of the asset (cash generating unit) is classified. For TIM Participações as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The fair value of Level 1 instruments comprises instruments traded in active markets and based on quoted market prices at the balance sheet date. A market is viewed as active if quoted prices are readily and regularly available from an exchange, distributor, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on a purely commercial basis.

In the case of TIM Participações, its securities are traded on BOVESPA with a code (TIMP3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the quantity held by the entity.

The measurement was made based on the share value on the balance sheet date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, with the fair value being higher than the carrying amount. Therefore, as the fair value is higher than the carrying amount, it is not necessary to calculate the value in use.

As of March 31, 2020, the Company did not identify any indicators of impairment and therefore, there is no need to review the impairment in the period.

(e)   Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fell within the scope of IFRIC 4 / ICPC 3 and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(f)   Auction and payment of 4G License 700 MHz

In 2018 the Intangible assets in progress are substantially represented by costs for the development of 4G technology, which included: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)              On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company made the payment of R$ 1,678 million, recording the remaining balance payable in the amount of R$ 61 million as a liability (note 19), as provided for in the announcement.

The subsidiary is contesting this remaining balance before ANATEL and is subject to interest of 1% pm and indexed to the IGP-DI, such amounts being capitalized by the Company. The impact in the period ended March 31, 2019 was R $ 1,032 of interest and R $ -539 of monetary restatement on the balance. In 2020, there was no capitalization, as the asset was considered in operation by Management.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(ii)                   Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company also had an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “Entidade Administradora da Digitalização", or "EAD”. From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to Net Present Value (“NPV”).

The Company made the payments as at April 9, 2015, January 26, 2017 and January 16, 2018 in the amounts of R$370,379, R$858,991 and R$142,862, respectively.

The aforementioned license is part of the qualifying asset concept. Consequently, financial charges on funds raised without specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 6.90% per year of loans and financing in force during the year.

In September 2019, the assets were considered in operation by Management and from this date on, the capitalization of interest and charges on this asset was closed

16   Finance leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

Assets

	Consolidated
	03/2020	12/2019

Amazonas	155,514	156,378
	155,514	156,378

Current portion	(5,379)	(4,931)
Non-current portion	150,135	151,447

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A (Price Index Rate). The consolidated nominal amount of future installments receivable by the subsidiary is R$310,839 (R$ 316,641 on December 31, 2019).

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

	Rated values	Amount present

Until March 2021	23,206	5,379
April 2021 to March 2025	92,826	27,259
April 2025 onwards	194,807	122,876
	310,839	155,514

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The present value of installments receivable is R$155,514 (R$156,379 as at December 31, 2019), consisting entirely of principal and estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum. In 2019, its value was reassessed to better align it with the methodology of the new standard IFRS 16 / CPC 06 (R2), removing the component of projected inflation on future income, in the amount of R$ 48,991.

Liabilities

	Consolidated
	03/2020	12/2019

LT Amazonas (i)	274,851	276,233
Towers for sale (leaseback ) (ii)	1,190,623	1,192,596
Others (iv)	117,529	115,973
Sub-total	1,583,003	1,584,802

Other leases (Note 2.f) and (iii):
- commercial leasing	3,512,801	3,294,261
Leasing - Vehicles	5,912	3,005
Leasing - Shops & Kiosks	278,953	255,857
Leasing - Real Estate	259,610	243,921
Leasing - Land (Rede)	1,749,371	1,600,456
Leasing - Fiber	778,896	798,568
Sub-total for the adoption of IFRS16 / CPC 06 (R2)	6,585,543	6,196,068
Total	8,168,546	7,780,870

Current portion	(885,521)	(873,068)
Non-current portion	7,283,025	6,907,802

Interest paid in the period ended March 31, 2020 regarding IFRS16 / CPC 06 (R2) amounted to R$157,491.

Changes to the financial liabilities of lease operations are shown in Note 37.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Rated values	Amount present

Until March 2021	44,079	10,937
April 2021 to March 2025	176,315	43,663
April 2025 onwards	370,141	220,251
	590,535	274,851

The consolidated nominal value of future installments due by the subsidiary is R $ 590,535. Its present value is R $ 274,851, being composed in its entirety of principal and was estimated, on the date of signing of the contracts with the transmission companies, projecting future payments and discounting them at 14.44% per year. In addition to these balances, the total value of the right to use also includes R $ 70,759 related to investments in fixed assets made by the subsidiary and later donated to the electricity transmission concessionaires. Such a donation was already foreseen in the contracts signed between the parties. In 2019, its value was remeasured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the projected inflation component on future payments and maintaining the original discount rate for the calculation of present value.

ii) Sale and leaseback of Towers

The subsidiary entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Rated values	Amount present

Until March 2021	187,720	27,756
April 2021 to March 2025	750,881	137,106
April 2025 onwards	1,944,832	1,025,761
	2,883,433	1,190,623

The consolidated nominal value of the sum of future installments due by the subsidiary is R $ 2,883,433. Its present value is R $ 1,190,623 and comprises only the principal. The present value was estimated, projecting future payments, discounted by the discount rates used on the date of the transactions, which vary from 11.01% to 17.08% per year, which were determined based on observable market transactions that the Company (the lessee) would have to pay on a similar lease and / or loan. In 2019, its value was remeasured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the projected inflation component on future payments and maintaining the original discount rate for the calculation of present value.

(iii) Other lease operations

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Until March 2021	April 2021 to March 2025	April 2025 onwards	Rated values	Present value
Total other leases	1,388,106	4,366,216	3,988,489	9,742,811	6,585,543
- commercial leasing	632,147	2,295,194	2,303,150	5,230,488	3,512,801
Leasing - vehicles	6,330	4,786	-	11,117	5,912
Leasing - Shops & Kiosks	87,951	187,478	51,078	326,509	278,953
Leasing - Real Estate	53,999	189,191	160,763	403,953	259,610
Leasing - Land (Rede)	310,058	1,094,284	1,473,498	2,877,840	1,749,371
Leasing - Fiber	297,621	595,283	-	892,904	778,896

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The present value, principal and interest on March 31, 2020 for the above contracts, was estimated month by month, based on the average incremental rate of the Company loans of 10.28%.

The lease amounts considered to be of low value or less than 12 months recognized as a rental expense on March 31, 2020 is R $ 62,375.

(iv) It is mainly represented by financial leasing transactions in transmission towers.

17. Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of the TFF payable to Fistel annually in the month of March.

As of March 31, 2020, this credit is R $ 47,293 (R $ 33,090 as of December 31, 2019).

18.  Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

	9,680	6,987	2,634,800	3,923,035

National currency	8,211	6,624	2,431,500	3,769,298
Material and Service Providers	8,211	6,624	2,313,238	3,667,152
Interconnection (b)	-	-	85,314	67,396
Roaming (c)	-	-	1.164	441
Co-billing (d)	-	-	31,784	34.309

Foreign currency	1,469	363	203,300	153,737
Material and Service Providers	1,469	363	149,871	116,057
Roaming (c)	-	-	53,429	37.680

Current installment	9,680	6,987	2,634,800	3,923,035

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreement between the parties.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

19.  Authorizations payable

As at March 31, 2020, the Company and its subsidiary had the following commitments to ANATEL:

	Consolidated
	03/2020	12/2019

Renewal of authorizations (i)	199,363	199,363
Updated ANATEL debt (ii)	128,987	126,974
	328,350	326,337

Current portion	(89,285)	88,614
Non-current portion	239,065	237,723

(i)     For the provision of SMP, the subsidiary obtained Authorizations for the right to use radio frequencies for a specified period, renewable for another 15 (fifteen) years. In the option to extend the right of such use, the payment of 2% of the net revenue of the region covered by the Authorization that ends each biennium is due. As of March 31, 2020, the subsidiary had outstanding balances related to the renewal of Authorizations in the amount of R $ 199,363 (R $ 199,363 on December 31, 2019).

(ii) On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a trade liability, according to the payment method provided for in the call notice. Due to the absence of bids for some lots in the Call Notice for the 700 MHZ band, the subsidiary, along with other bidders, had to bear a proportion of the costs of these lots. Thus, the EAD was organized, with respect to which the total commitment assumed by the subsidiary was R$1,199 million. This amount was paid in four installments adjusted by the IGP-DI (Daily General Price Index) (Note 15.f).

On June 30, 2015, the subsidiary distributed a lawsuit challenging the collection of the excess nominal value of R $ 61 million (R $ 129 million on March 31, 2020), which is still pending judgment.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The authorizations held on a primary basis by TIM S.A. as at December 31, 2019, as well as their maturity dates, are detailed below:

Maturity date
Authorization instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region - July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.

** Only complementary areas in some specific States.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

20   Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Due date	Mar/20	Dec/19
BNDES (1)	URTJLP	TJLP to TJLP + 2.52% pa	Jul-22	-	240,008
BNDES (1)	UM143	SELIC + 2.52% pa	Jul-22	-	374,461
BNDES (PSI) (1)	BRL	3.50% pa	Jan-21	-	18,071
KFW Finnvera (2)	USD	Libor 6M + 0.75% pa	Jan / 24 to Dec / 25	431,953	330,217
Debentures (2)	BRL	104.1% CDI	July/20	1,008,583	1,025,965
Cisco Capital (3)	USD	2.50% pa	Dec/20	52,391	40,366
BAML (3)	EUR	0.279% pa	Aug/21	512,529	-
Scotia (2)	USD	1.734% pa	Aug/21	455,882	-
Total				2,461,338	2,029,088
Current				(1,149,764)	(1,384,180)
Non-current				1,311,574	644,908

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Guarantees:

(1)  Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.

(2)  Guaranteed by the holding company TIM Participações.

(3)  No guarantee.

The Parent Company TIM Participações did not have borrowing and financing as at December 31, 2019.

The subsidiary’s financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial and non-financial indexes calculated on a half-yearly basis. In February 2020, the subsidiary made the total prepayment of financing obtained from BNDES, however there are still contracts in force with the bank regulating the credit lines available for withdrawal. The parent company TIM Participações has been complying with the defined financial ratios. The financial ratios are: (1) Shareholders’ equity on total assets; (2) EBITDA on net financial expenses; (3) Total financial debt to EBITDA and (4) Short-term net financial debt to EBITDA.

In May 2018, the Company obtained a new credit line in the amount of R $ 1,500 million from the BNDES to finance investments in fixed assets (Capex) for the 2017-2019 three-year period, with terms to be used until August 2020. As of March 2019, with the contracting of Finame Direto, the Company replaced sub-credit “B” of this contract (equivalent to R $ 390 million). This new credit line in the amount of R $ 390 million with Finame, a company in the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost  The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2021, without any disbursement obligations.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

In January 2020, a new credit line in the principal amount of R $ 752 million was secured between Banco do Nordesde do Brasil SA as a creditor and TIM SA as a borrower, guaranteed by guarantees and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize the company’s capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments: i) R $ 325 million in the IPCA + 1.44% ay or IPCA +1.22% considering a 15% compliance bonus; and ii) R $ 427 million in IPCA + 1.76% ay or IPCA +1.48% considering 15% compliance bonus. Disbursement in installments scheduled for 2020, 2021 and 2022.

The table below shows the position of financing and available credit lines:

					(remaining Value)
Type	Currency	Opening date	Term	Total amount		Amount used up to March 31, 2020
BNDES (i)	TJLP	May/18	Aug/20	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May/18	Aug/20	20,000	20,000	-
FINAME (iii)	IPCA	Mar/19	Mar/21	390,000	390,000	-
BNB (iv)	IPCA	Jan/20	Jun / 23	752,479	752,479	-
Total BRL:				2,252,479	2,252,479	-

Purpose:

(i) Support to TIM’s investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment;

(ii)     Investments in social projects, within the community;

(iii)   Exclusive application in the acquisition of machinery and equipment, industrial systems and / or other components of national manufacture.

(iv)     Support to TIM’s investment plan for the years 2020 to 2022 in the region where Banco do Nordeste do Brasil operates.

As a result of the more efficient loan and financing management strategy, in February 2020, the Company prepaid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new loans with Bank of America Merril Lynch and The Bank of Nova Scotia, with an average cost of 108.3% of the CDI.

The controlled company TIM Celular has swap transactions, in order to be protected from the real devaluation risk with respect to the US dollar and euro in its loans and financing. However, it does not apply “accounting for hedge” (See note 37).

Loans and financing on December 31, 2020 due on long-term is in accordance with the following schedule:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Consolidated
2021	1,052,733
2022	86,129
2023	43,344
2024	101,854
2025	27,514
1,311,574

The nominal value of loans is consistent with their respective payment schedule.

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. For the purposes of analyzing the fair value, considering the characteristics of this transaction, the Company believes that its fair value is equal to that recorded in the balance sheet.

With regard to funding contracted with Cisco Capital, The Bank of Nova Scotia and Bank of America, the current market conditions do not indicate the existence of factors that could lead to a fair value of operations different from that recorded in the accounting books.

1.   Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Indirect taxes, charges and contributions payable	545	530	588,489	466,603

Value added tax on goods and services - ICMS	-	-	357,780	377,105
ANATEL taxes and charges	-	-	161,935	22,009
ISS	539	525	60,448	61,673
Others	6	5	8,326	5.816

Current portion	(545	(530)	(585,453)	(463,606)
Non-current portion	‐	‐	3,036	2,997

22. Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payments of income tax and social contribution.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Direct taxes, charges and contributions payable	190	25,816	286,634	508,615

Income tax and social contribution	-	-	204,809	346,097
PIS/COFINS	180	25,813	46,721	130,327
Other (*)	10	3	35,104	32,191

Current portion	(190)	(25,816)	(73,864)	(296,305)
Non-current portion	‐	‐	212,770	212,310

(*) The composition of this account refers mainly to the subsidiary’s adherence to the Tax Recovery Program – REFIS, as of 2009. For installment payment of debts due on federal taxes (PIS, COFINS, IR and CSLL) whose final maturity will be on October 31, 2024.

23.  Deferred revenue

	Consolidated
	03/2020	12/2019

Deferred revenues	1,027,899	1,109,112

Prepaid services (1)	139,199	186,310
Government grants (2)	37,044	42,159
Network swap (3)	529	2,713
Anticipated revenue	13,154	11.651
Deferred revenue from tower sales (4)	829,493	843,017
Contractual liabilities (5)	8,480	23,262

Current portion	(219,623)	(281,930)
Non-current portion	808,276	827,182

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds related to the financing line with the BNDES (Investment Support Program - BNDES PSI). The sum of grants awarded by BNDES until March 31, 2020 is R $ 203 million and the amount outstanding at March 31, 2020 and R $ 37,044 (42,159 at December 31, 2019) This amount is being amortized over the term useful life of the asset being financed and appropriated to the group of “other income (expenses), net” (note 29).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

(5) Contracts with customers.

As of March 31, 2020, the balance of contractual assets and liabilities is as follows:

	03/2020	12/2019

Accounts receivable included in accounts receivable from customers	2,270,369	2,413,865
Contractual assets (Note 6)	16,272	15,142
Contractual liabilities	(8,480)	(23,262)

Contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

Contractual assets (liabilities)

Balance on December 31, 2019	(8,120)
Additions	3,352
Write-off	12,560
Balance March 31, 2020	7,792

The estimated realization of the balances of contractual assets and liabilities is described below:

	2020	2021	2022
Contractual assets (liabilities)	9,703	(1,832)	(79)

In accordance with paragraph 121 of IFRS 15 / CPC 47, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

24. Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent Company		Consolidated
	03/2020	12/2019	03/2020	12/2019

Provision for legal and administrative proceedings	48,622	47,423	885,663	840,637

Civil (a)	‐	‐	237,126	212,701
Labor (b)	45,921	44,745	263,491	261,838
Tax (c)	2,701	2,678	352,506	333,717
Regulatory (d)	‐	‐	32,540	32,381

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec-19	Additions, net of reversals	Payments	Monetary adjustment	Mar-20

	840,637	98,089	(117,474)	64,411	885,663

Civil (a)	212,701	63,010	(65,237)	26,652	237,126
Labor (b)	261,838	25,138	(51,424)	27,939	263,491
Tax (c)	333,717	9,920	(793)	9,662	352,506
Regulatory (d)	32,381	21	(20)	158	32,540

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a.    Civil proceedings

a.1. Consumer lawsuits

The Company is party to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$134,754 (R$135,290 as at December 31, 2019) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

a.2. Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$44,762 (R$ 31,221 as at December 31, 2019).

a.3. Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$19,043 (R$ 12,812 as at December 31, 2019).

a.4. Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$36,651 (R$31,539 as at December 31, 2019).

a.5   Social, environmental and infrastructure

The Company is party to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$567 (R$ 498 as at December 31, 2019).

a.6   ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,349 (R$1,342 as at December 31, 2019).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provision set forth in the period preceding the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiary to be held liable for labor obligations not complied with by the service providers contracted.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Of the total of 3,044 labor claims on March 31, 2020 (2,408 on December 31, 2019) filed against the Company and its subsidiary, the majority refer to claims involving former employees of service providers followed by employee suits own. The provision for these claims totals R $ 254,622 monetarily restated (R $ 252,968 as of December 31, 2019).

A significant portion of this provision relates to organizational restructuring processes, notably the closure of the activities of the Customer Relationship Centers (call center) as well as processes related to TIM’s internal websites, which resulted in the dismissal of employees. As of March 31, 2020, the provision for these claims totals R $ 48,929 monetarily restated (R $ 57,859 as of December 31, 2019).

c. Tax processes

03/2020	12/2019
Federal Taxes	158,136	155,495
State Taxes;	110,082	93,790
Municipal Taxes	8,282	8,227
TIM SA Proceedings ( Purchase price allocation )	76,006	76,205
	352,506	333,717

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

a.        The provision for TIM SA supports thirty-seven lawsuits, relating to questions involving the impact on CIDE, CPMF, CSLL, IRRF operations, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, we highlight the amounts involved in the legal proceedings seeking the recognition of the right not to collect the CPMF allegedly levied on simultaneous operations of purchase and sale of foreign currency and exchange of account ownership resulting from corporate incorporation, whose amounts provisioned, updated, equivalent to R $ 9,921  (R $ 9,560 on December 31, 2019), as well as the amount related to the fine and interest on the 2009 FUST contribution, where the benefit of spontaneous termination is not being recognized, whose provisioned and updated amount is R $ 14,652 (R $ 14,564 on December 31, 2019).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

b.       The company set up a provision for a proceeding that seeks to collect the social security contribution withheld at the rate of 11% to which, supposedly, payments made by the company to other legal entities should be submitted as compensation for various activities, the amount of which was provisioned and updated is R $ 38,202 (R $ 37,977 on December 31, 2019).

c.        In addition, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of charging the FUST (Fund for Universalization of Telecommunications Services). Claim for the recognition of the right not to collect FUST, failing to include in its calculation basis the revenues transferred as interconnection and EILD (Industrial Exploration of Dedicated Line), as well as the right not to be retroactively charged for the differences determined due to not observing ANATEL’s summary 7/2005, in the amount of R $ 58,440 (R $ 58,116 on December 31, 2019).

State taxes

The provision is substantially composed of the following proceedings:

The provision for TIM SA supports forty-two processes, among which we highlight (i) the amounts involved in the assessments that question the reversal of ICMS debts, as well as the documentary support for the confirmation of appropriated credits by the Company, whose values provisioned, restated, amount to R $ 42,568 (R $ 23,558 as of December 31, 2019), (ii) amounts allegedly not offered for taxation for the provision of telecommunications services, which, updated, amount to R $ 5,074 (R $ 5,037 as of December 31, 2019), as well as (iii) charges due to alleged differences in both incoming and outgoing goods, in a quantitative inventory survey procedure, whose updated values are equivalent to R $ 15,568 (R $ 15,460 in 31 December 2019), (iv) the launching of credits related to the return of cellular handsets assigned in lending, whose updated values are equivalent to R $ 10,914 (R $ 10,826 on December 31, 2019) and ( v) subsidies for handset, whose updated amounts are equivalent to R $ 8,690 (R $ 8,644 as of December 31, 2019).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A. PPA

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

There are tax proceedings arising from the acquisition of TIM SA, which comprise the process of allocating the acquisition price of this Subsidiary and amount to R $ 76,006 (R $ 76,205 on December 31, 2019).

d.  Regulatory processes

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As of March 31, 2020, the amount indicated relating to the Procedures for Determination of Non-Compliance with Obligations (“PADOs”), considering the monetary adjustment, classified as probable loss risk is R $ 32,540 (R $ 32,381 on December 31, 2019).

e.  Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company’s legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the quarterly information, as shown below:

	Consolidated
	03/2020	02/12/2019

	18,873,591	18,395,727

Civil (e.1)	1,114,812	1,032,637
Labor and social security (e.2)	428,726	459,020
Tax (e.3)	16,614,329	16,196,077
Regulatory (e.4)	715,724	707,993

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

	Consolidated
	03/2020	12/2019
Actions brought by consumers (e.1.1)	314,059	374,860
ANATEL (e.1.2)	220,627	220,526
Consumer Protection Bodies (e.1.3)	118,179	32,847
Former business partners (e.1.4)	186,956	180,226
Environmental partner and infrastructure (e.1.5)	139,984	125,201
Others (e.1.6)	135,007	98,977
	1,114,812	1,032,637

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The Company is party to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The Company is party to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

e.2.1. Social security

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

TIM Celular received Tax Notification of Debt Entry, referring to the alleged irregularity in the payment of social security contributions related to the payment of Profit Sharing, in the amount of updated R $ 508 (R $ 538 on December 31, 2019) and suffered still tax assessment related to alleged social security contributions on hiring bonus; unadjusted bonus; consideration for self-employed activities and sales incentives in the updated amount of R $ 8,828 as of March 31, 2020.

TIM SA received Tax Notices of Debt Entry, referring to the alleged irregularity in the payment of social security contributions levied on profit sharing; lack of payment on directors’ fees and lack of proper filling in of the FGTS Collection Guide - GFIP, in addition to a wrong statement in the GFIP in the total amount of R $ 1,395 updated (R $ 1,559 on December 31, 2019).

e.2.2. Labor

There are 3,843 labor claims on March 31, 2020 (3,976 on December 31, 2019) filed against the Company and its subsidiary, relating to claims involving ex-employees and employees of service providers in the amount of updated R $ 437,593 (R $ 459,020 as of December 31, 2019).

A significant portion of the existing contingency concerns organizational restructuring processes, notably the closure of the activities of the Customer Relationship Centers (call center), as well as processes related to TIM’s internal websites, which resulted in the dismissal of employees. Added to these lawsuits are those brought by third-party service providers with requests for employment with TIM, whose amounts add up to R $ 16,143 updated (R $ 14,349 as of December 31, 2019).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former employees of Gazeta Mercantil, Jornal do Brasil and JB Editora requesting in court the inclusion in the liability center of Holdco, which before the merger with TIM Participações, belonged to the Grupo Econômico Docas, of which Gazeta Mercantil and Jornal do Brasil are part.

The other amounts are related to labor lawsuits filed by former employees and third companies.

e.3. Tax

	03/2020	12/2019
Federal taxes (e.3.1)	4,390,769	4,279,570
State Taxes (e.3.2)	8,558,124	8,221,808
Municipal taxes (e.3.3)	711,924	703,132
FUST, FUNTTEL and EBC (e.3.4)	2,953,512	2,991,567
	16,614,329	16,196,077

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,549,274 (R$ 11,662,216 as of December 31, 2019).

e.3.1. Federal taxes

The total amount assessed against Grupo TIM in relation to federal taxes is R $ 4,390,769 as of March 31, 2020 (R $ 4,279,570 as of December 31, 2019). Of this value, the following discussions stand out:

(i)               Alleged of alleged incorrect use of tax credits for carrying out reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Federal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R $ 2,687,503 (R $ 2,672,754 as of December 31, 2019).

(ii)             Method of offsetting tax losses and negative bases. The amount involved is R $ 200,792 (R $ 203,302 on December 31, 2019)

(iii)           Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R $ 66,962 (R $ 66,164 on December 31, 2019).

(iv)            Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R $ 257,452 (R $ 256,833 on December 31, 2019).

(v)             Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R $ 515,202 (R $ 427,233 on December 31, 2019).

e.3.2. State taxes

The total amount assessed against Grupo TIM in relation to state taxes on March 31, 2020 is R $ 8,558,124 (R $ 8,221,808 on December 31, 2019). Of this value, the following discussions stand out:

(i)               Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R $ 1,048,066 (R $ 1,053,411 on December 31, 2019).

(ii)            Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R $ 893,337 (R $ 887,637 on December 31, 2019).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(iii)           Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM SA is R $ 645,677 (R $ 731,864 as of December 31, 2019).

(iv)            ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As of March 31, 2020, the amount in the subsidiary is R $ 3,310,379 (R $ 3,284,473 as of December 31, 2019).

(v)              The use of credit to purchase electricity for the companies’ production processes. The amount involved is R$133,269 (R$131,057 as at December 31, 2019).

(vi)            Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$505,407 (R$138,684 as at December 31, 2019).

(vii)          Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$200,004 (R$198,505 as at December 31, 2019).

(viii)      Credits booked for the return of cell phones on free lease. The amount involved is R$182,052 (R$180,920 as at December 31, 2019).

(ix)           Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$253,871 (R$249,659 as at December 31, 2019).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$711,924 as at December 31, 2020, (R$703,132 as at December 31, 2019). Of this amount, the following issues stand out:

a.      Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$148,482 (R$147,572as at December 31, 2019).

b.      Collection of ISS on import of services. The amount involved is R$303,282 (R$300,669 as at December 31, 2019).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

c.      Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$122,282 (R$120,503 as at December 31, 2019).

e.3.4. FUST and FUNTTEL

The total amount assessed against Grupo TIM in relation to contributions to FUST and FUNTTEL is R $ 2,953,512 (R $ 2,991,567 as of December 31, 2019). The main discussion involves the collection of contributions to FUST and FUNTTEL (Fund for Technological Development of Telecommunications) from the issue by ANATEL of Súmula nº. 07/2005, aiming, among others, and mainly, the collection of the contribution to the FUST and FUNTTEL on the interconnection revenues earned by mobile telecommunications service providers, as of Law no. 9,998 / 2000.

e.4. Regulatory issues

ANATEL has initiated administrative proceedings against those controlled by: (i) non-compliance with certain quality indicators; (ii) default on other obligations arising from the Authorization Terms and; (iii) failure to comply with SMP and STFC regulations, among others.

As of March 31, 2020, the amount indicated relating to PADOs (Procedure for Determination of Non-Compliance with Obligations), considering the monetary adjustment, classified as possible risk was R $ 715,724 (R $ 707,993 on December 31, 2019). The variation was mainly due to the processing of the  s PADOs included in the Conduct Adjustment Term “TAC” under negotiation with ANATEL.

On August 22, 2019, ANATEL’s Board of Directors unanimously approved TIM’s Conduct Adjustment Term, which had been negotiated since June 2018 with the regulator. The agreement covers a sanction reference value of R $ 627 million. The commitment to be assumed by TIM provides for improvement actions in three performance pillars - customer experience, quality and infrastructure - through initiatives associated with improvements in the station licensing process, efficient use of numbering resources, evolution of digital channels service, reduction of complaint rates, repair of users and reinforcement of transport and access networks. In addition, it contemplates the additional commitment to take mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants, thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years - and the sharing regime with other providers is guaranteed by the Company.

Upon obtaining the term extension of the authorizations for the use of radio frequencies associated with the SMP, the subsidiary TIM SA becomes liable for the contractual burden on the net revenue resulting from the service plans sold under each authorization. However, since 2011 ANATEL started to include in the calculation base of the referred burden also the revenues obtained with Interconnection, and from 2012, the revenues obtained with Value Added Services. In the opinion of the Company, the inclusion of such revenues is undue because it is not expressly provided for in the original Authorization Terms, so the charges received are discussed at the administrative and / or judicial level.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

25. Shareholders’ equity

a.    Capital stock

Share capital is recorded at the amount effectively raised from shareholders, net of costs directly linked to the funding process.

When a Group company buys shares in the capital of the Company, in order to keep them in treasury, the amount paid, including any additional costs directly attributable, is deducted from the Company’s shareholders’ equity until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of additional costs directly attributable to the transaction, is included in equity. As of March 31, 2020, the Company has 625,404 shares in Treasury (210,527 as of December 31, 2019), in order to comply with the Stock Option Plan (note 26).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	Consolidated
	03/2020	12/2019

Net value paid up	9,866,298	9,866,298

Amount Paid-up	9,913,415	9,913,415
Fundraising Costs	(47,117)	(47,117)

Number of common shares	2,421,032,479	2,421,032,479

b.    Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6.404/76, which refers to corporate entities. These reserves consist of:

	03/2020	12/2019

	410,753	410,650

Special goodwill reserve	380,560	380,560
Stock options	30,193	30,090

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)     Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul SA and TIM Nordeste Telecomunicações SA This acquisition was carried out with the issue of new shares by TIM Participações SA, converting these companies into its wholly-owned subsidiaries. This transaction was recorded at the time at the book value of the shares, not recording goodwill arising from the difference in market value between the shares traded.

When the first IFRS was adopted, the Company used the exemption that allows a subsidiary, when adopting international accounting practice after the adoption of IFRS by its parent company, to consider the balances previously reported to the parent company for the purposes of its consolidation. In the balance sheet for the transition to IFRS, the Company recorded the acquisition value based on the market value of TIM Participações SA shares at that time, recording goodwill in the amount of R $ 157,556.

(ii) Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

On December 30, 2009, the Extraordinary General Meeting of TIM Participações approved the merger of Holdco, a company that held 100% of TIM SA’s share capital, into TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the old Brazilian accounting practices (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When the IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009 and the market value of TIM Participações’ common and preferred shares on December 30, 2009 was considered, totaling R $ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R $ 516,725) generated goodwill, against a capital reserve of R $ 223,004.

b.2 Stock options

The balances recorded in these captions represent the expenses of the Company and its subsidiary with stock options granted to employees (note 26).

In the period ended March 31, 2020 and year ended 2019, the Company sold 305,063 and 668,367 common shares, respectively, to the beneficiaries of the stock option plan (note 26). These shares were in the Company’s treasury when the options were exercised at an average book value of R $ 16.06 and R $ 10.87, respectively. Additionally, through the Share Buyback Program launched in October 2017, the Company acquired 719,940 in 2020 (210,526 in 2019) shares for the price of R $ 15.57 and R $ 15.22 respectively, equivalent to R $ 11,2067 in 2020 (R $ 3,204 in 2019). As a result, the net effect on the treasury stock repurchase transaction was R $ 6,307 (R $ 5,319 in 2019).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

c. Profit reserves

c.1 Legal reserve

Refers to the allocation of 5% of net income for the year ended December 31 of each year, until the reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. Additionally, the Company may stop constituting the legal reserve when it, added to the capital reserves, exceeds 30% of the capital.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

In December 2019, the Reserve for expansion reached the limit defined in the Company’s bylaws. As a result, the capital increase through capitalization of the expansion reserve in the amount of R $ 1,644,013 was approved at the last meeting. This increase may be made without issuing new shares in proportion to the shareholders’ rights.

c.3 Tax benefit reserve

The subsidiary enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. At March 31, 2020, the accumulated amount of benefits enjoyed by the subsidiary was R$ 1,612,019 (R$1,612,019 at December 31, 2019).

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon (“SUDENE/SUDAM”), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

d.    Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2019, dividends and interest on equity were calculated as shown below:

2019

Net income for the year	3,622,127
(-) Tax incentives not to be distributed	(194,161)
(-) Legal reserve constitution	(171,398)
Revised profit	3,256,568

Minimum dividends calculated considering 25% of the revised profit	814,142

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	995,438
Total dividends and interest on shareholders’ equity distributed and proposed	995,438
IRRF on interest on shareholders’ equity	(149,316)
Total dividends and interest on shareholders’ equity, net	846,122

Dividends per share (amount in reais), net of IRRF	0.35

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the quarterly information, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance. As of December 31, 2019, the amount provisioned was R$995,438, of which R$ 313,600 was paid over the year and the remaining balance is recorded in the Company's current liabilities and paid in January 2020.

The balance on March 31, 2020 of the item “dividends and interest on equity payable” is composed of the amounts not paid in previous years in the amount of R $ 47,834.

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders’ equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders’ equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “financing activities”.

26. Long-term incentive plan

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentive plans, respectively the “2011-2013 Plan”, the “2014-2016 Plan” and the "2018-2020 Plan" for the senior Management and key executives of the Company and its subsidiary.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan.

The 2018-2020 Plan, in turn, proposes granting to the participants shares issued by the Company, subject to certain time and/or performance conditions (attainment of specific targets). The number of shares may vary up or down depending on performance and possible declarations of dividends, considering the criteria specified for each Grant.

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

The total amount of the expense is recognized during the vesting period: that is, the period during which specific vesting conditions must be met. On the date of each balance sheet, the Group reviews its estimates for the number of options that will vest, considering vesting conditions not related to the market and time with the company.

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vesting period from past grants.

The variations in the quantity of shares/options are presented below:

Date of grant	Granted shares options	Expiration date	Base Price	Balance at beginning of year	Granted during the period	Exercised during the period	Expired during the period	Overdue during the period	Balance at the end of the period

2018-2020 Plan - 2nd Grant	930,662	Jul-22	R $ 11.28	897,244	-	-	-	-	897,244
2018-2020 Plan - 1st Grant	849,932	apr-21	R $ 14.41	253,337	-	-	-	-	253,337
2014-2016 Plan - 3rd Grant	3,922,204	Nov / 22	R$8.10	419,340	-	(124,277)	-	-	295,063
2014-2016 Plan - 2nd Grant	3,355,229	Oct / 21	R $ 8.45	132,848	-	(111,077)	-	-	21,771
2014-2016 Plan - 1st Grant	1,687,686	Sept/20	R $ 13.42	378,286	-	(69,708)	-	-	308,578
2011-2013 Plan - 3rd Grant	3,072,418	July/19	R $ 8.13	-	-	-	-	-	-
2011-2013 Plan - 2nd Grant	2,661,752	Sept/18	R $ 8.96	-	-	-	-	-	-
2011-2013 Plan - 1st Grant	2,833,595	Aug/17	R $ 8.84	-	-	-	-	-	-
Total	19,313,478			2,081,055	-	(305,062)	-	-	1,775,993
Weighted average price for the period			R$ 11.23

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R $ 8.84	51.73% pa	6 years	11.94% pa
2012 Grant	R $ 8.96	50.46% pa	6 years	8.89% pa
2013 Grant	R $ 8.13	48.45% pa	6 years	10.66% pa
2014 Grant	R $ 13.42	44.60% pa	6 years	10.66% pa
2015 Grant	R $ 8.45	35.50% pa	6 years	16.10% pa
2016 Grant	R$8.10	36.70% pa	6 years	11.73% pa
2018 Grant	R $ 14.41	NA	3 years	NA
2019 Grant	R $ 11.28	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

  2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

  2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

  2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

  2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

  2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

  2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

  2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

  2018-2020 Plan – 2nd Grant - Volume traded and the trading price of Tim Participações shares during the period from June 1, 2019 to June 30, 2019.

The Group recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders’ equity. As of December 31, 2019, expenses linked to said long-term benefit plans totaled R $ 1,796 (R $ 2,359 as of December 31, 2019).

27. Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Contract Identification

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The Company reviews all current commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement.

Identification of performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Therefore, the Company began to recognize revenues when, or as, the performance obligation is met when transferring the good or service promised to the customer; the asset is considered transferred when or as the customer obtains control of this asset.

Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 (CPC 47), the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Prior to the adoption of the standard, the Company recognized revenue from each element identified based on its contractual price, with the discount on the sale of handsets being allocated completely  to the price of the handset.

As a consequence of the adoption of the new standard, an additional portion of the revenue was allocated to revenues from sale of handsets at the beginning of the contract, representing an increase in revenues from the sale of equipment in relation to previously adopted accounting practice. The difference between the amount of revenue and the amount of equipment sales revenue at the beginning of the contract was recognized at the time each as a contractual asset, allocated to service revenue along the contract period.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Consolidated
	03/2020	03/2019

Net operational revenue	4,215,308	4,190,826

Gross operating revenue	6,091,892	6,104,070

Service revenue	5,850,560	5,833,801
Service revenue – Mobile	5,426,617	5,437,748
Service revenue – Landline	423,943	396,053

Goods sold	241,332	270,269

Deductions from gross revenue	(1,876,584)	(1,913,244)
Taxes	(1,196,711)	(1,254,637)
Discounts given	(676,842)	(654,130)
Returns and other	(3,031)	(4,477)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

28. Operating costs and expenses

Consolidated
	03/2020				03/2019
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(1,961,448)	(1,209,040)	(438,164)	(3,608,652)	(1,957,381)	(1,277,046)	(405,348)	(3,639,775)

Personnel	(14,877)	(157,945)	(87,984)	(260,806)	(11,470)	(155,168)	(82,389)	(249,027)
Third-party services	(161,764)	(492,564)	(139,475)	(793,803)	(154,172)	(531,216)	(116,921)	(802,309)
Interconnection and means of connection	(374,214)	‐	‐	(374,214)	(427,170)	‐	‐	(427,170)
Depreciation and amortization	(1,160,368)	(60,455)	(187,782)	(1,408,605)	(1,088,972)	(56,144)	(189,094)	(1,334,210)
Taxes, fees and contributions	8,334	(179,973)	(9,375)	(197,682)	(7,192)	(198,453)	(5,116)	(210,761)
Rentals and insurance	(81,889)	(37,409)	(242)	(119,540)	(69,167)	32,940	(6,117)	(108,224)
Cost of goods sold	(158,743)	‐	‐	(158,743)	(198,633)	‐	‐	(198,633)
Publicity And Advertising	‐	(87,816)	‐	(87,816)	‐	(125,085)	‐	(125,085)
Losses on allowance for loan losses	‐	(188,588)	‐	(188,588)	‐	(172,610)	‐	(172,610)
Others	1,259	(4,290)	(13,306)	18,855	(605)	5,430	(5,711)	$ 11,746

	Parent Company
	03/2020				03/2019
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	‐	‐	(8,476)	(8,476)	‐	‐	(9,094)	(9,094)

Personnel	‐	‐	(4,008)	(4,008)	‐	‐	(6,674)	(6,674)
Third-party services	‐	‐	(3,401)	(3,401)	‐	‐	(2,294)	(2,294)
Taxes, fees and contributions	‐	‐	(1,035)	(1,035)	‐	‐	(102)	(102)
Rent and insurance	‐	‐	(7)	(7)	‐	‐	(5)	(5)
Other	‐	‐	(25)	(25)	‐	‐	(19)	(19)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

29. Other income (expenses), net

	Parent Company		Consolidated
	03/2020	03/2019	03/2020	03/2019
Income
Subsidy income, net	-	-	5,115	5,782
Fines on telecommunications services	-	-	12,748	12.458
Revenue from disposal of assets	-	-	439	494
Other income (a)	1,839	‐	17,032	15,418
	1,839	‐	35,334	34,152
Expenses
FUST / FUNTTEL (i)		-	(33,911)	(34,056)
Taxes, fees and contributions		-	(330)	(345)
Provision for judicial and administrative proceedings, net of reversal
	1,085	(45,938)	(78,791)	(88,164)
Expense on disposal of assets	‐	-	(6,059)	3,963
Other expenses	(32)	(34)	(7,777)	10,020
	(1,117)	(45,972)	(126,868)	(136,548)

Other revenues (expenses), net	722	(45,972)	(91,534)	(102,396)

(i) Represent expenses incurred with contributions on the various telecommunications revenues owed to ANATEL, in accordance with current legislation.

30. Financial income

	Parent Company		Consolidated
	03/2020	03/2019	03/2020	03/2019

Financial income	2.519	(640)	365,217	62,557
Interest on financial investments	334	450	17,441	24,590
Interest from clients	-	-	8,709	8,582
Interest	-	-	4,840	-4,690
Interest on leasing	-	-	4.937	6,422
Inflation accounting	2,183	(1,090)	27,507	7,127
Exchange variation (1)	‐	‐	301,321	8,754
Other revenues	2	-	462	2,392

(1)  It is mainly represented by changes in derivative financial instruments.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

31. Financial expenses

	Parent Company		Consolidated
	03/2020	03/2019	03/2020	03/2019

Financial expenses	(5,797)	(41,227)	(619,792)	(325,105)
Interest on loans and funding			(33,824)	(18,604)
Interest on taxes and fees	(16)	(11)	(3,157)	3,111
Interest	‐	-	(6,787)	8,122
Interest on mercantile lease	‐	-	(166,414)	(210,001)
Inflation accounting	(4,765)	(40,426)	(68,641)	(42,850)
Discounts granted	‐	‐	(5,858)	(6,296)
Exchange variation	(79)	(6)	(294,102)	(8,228)
Other Expenses	(937)	(784)	41.009	(27,893)

32.  Income tax and social contribution expenses

	Consolidated
	03/2020	03/2019
Current income tax and social contribution
Income tax for the period	‐	(76,664)
Social contribution for the period	‐	(28,429)
Tax incentive - SUDENE / SUDAM	‐	36,846
	‐	(68,247)
Deferred income tax and social contribution
Deferred income tax	(72,578)	1,233
Deferred social contribution	(26,128)	443
	(98,706)	1,676
Provision for income tax and social contribution contingencies
	‐	498
	(98,706)	2,174
	(98,706)	(66,073)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The reconciliation of income tax and social contribution expenses calculated by applying the tax rates combined with the amounts reflected in the result is shown below:

	Parent Company		Consolidated
	03/2020	03/2019	03/2020	03/2019
Income before income tax and social contribution
	161,841	116,789	260,547	186,107

Combined tax rate	34%	34%	34%	34%
Income tax and social contribution at the combined
	55,026	(39,708)	(88,586)	(63,276)
(Additions) / Exclusions:
Tax losses and temporary (unrecognized) differences recognized
	(3,750)	(31,847)	(3,750)	31,847
Result of equity pickup	58,877	72,665	‐	-
Permanent additions (exclusions):
Non-deductible expenses for tax purposes	(1)	(6)	(7,661)	3,626
Impact of financial leasing	‐	‐	‐	(6,763)
Tax incentives (i)	‐	‐	1,333	36,846
Other amounts	‐	2,142	(42)	2,593
	55,026	42,954	(10,120)	2,797
Income and social contribution taxes recorded in income for the period
	‐	3,246	(98,706)	(66,073)
Effective tax rate	‐	‐	37.88%	35.50%

(i) As mentioned in note 25 c.3, so that investment grants are not included in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The subsidiary TIM SA has tax benefits (SUDENE / SUDAM) that fall under these rules.

33.     Earnings per share

(a)   Basic

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company, by the weighted average number of common shares outstanding during the period, excluding ordinary treasury shares.

	03/2020	03/2019

Income attributable to shareholders of the Company	161,841	120,034

Weighted average number of common shares issued (thousands)	2,420,947	2,420,861

Basic earnings per share (expressed in R$)	0.07	0.05

(b)   Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	03/2020	03/2019

Income attributable to shareholders of the Company	161,841	120,034

Weighted average number of common shares issued (thousands)	2,420,947	2,421,378

Diluted earnings per share (expressed in R$)	0.07	0.05

The calculation of diluted earnings per share considered 200 thousand shares (R $ 517 thousand shares in 2019) related to the grants of the 2011-2013 Plan and the 2014-2016 Plan, as mentioned in note 26.

34.  Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	03/2020	12/2019
Telecom Italia Sparkle (1)	3,445	1,949
TI Sparkle (3)	3,039	2,007
TIM Brasil (4)	5,902	5,429
Gruppo Havas (6)	70,920	-
Other	1.512	1,035
Total	84,818	10,420

	Liabilities
	03/2020	12/2019

Telecom Italia S.p.A. (2)	106,518	80,825
Telecom Italia Sparkle (1)	11,798	6,531
TI Sparkle (3)	4,366	3,731
TIM Brasil (4)	6,056	6. 056
Vivendi Group (5)	1.163	1.164
Gruppo Havas (6)	24,881	11,049
Other	7,330	2,467
Total	(162,112)	111,823

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

	Revenue
	03/2020	03/2019

Telecom Italia S.p.A. (2)	586	109
Telecom Italia Sparkle (1)	903	1,936
TI Sparkle (3)	1,042	42
Total	2,531	2.087

	Costs/Expenses
	03/2020	03/2019

Telecom Italia S.p.A. (2)	26,814	22,660
Telecom Italia Sparkle (1)	2,759	8,139
TI Sparkle (3)	4,794	4,510
Vivendi Group (5)	1.163	1,180
Gruppo Havas (6)	54,159	75,951
Others	5,461	(4,496)
Total	95,150	116,936

(1) Indirect parent company. The values refer to roaming, value-added services - VAS, assignment of means and international voice-wholesale according to contractual conditions between the parties.

(2) The values refer to roaming service, technical assistance and value-added services - VAS.

On May 17, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark for the payment of royalties in the amount of 0.5 % of the company's net revenue. Payment is made quarterly.

(3) The values refer to rental of links, EILD rental, rental of means (submarine cable) and signaling service according to contractual conditions between the parties.

(4) Direct controller of the Company. Amounts refer mainly to judicial deposits made due to labor claims.

 (5) Shareholder of TIM SpA The values refer to value added services - VAS.

 (6) Of the values described above, in the result, refer to advertising services, of which, R $ 53,134 (R $ 72.387 on March 31, 2019), are related to media transfers.

The balance sheet account balances are recorded in the following groups:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company has social investment actions that include donations, projects developed by Instituto TIM and sponsorships. As of March 31, 2020, there was no investment (R $ 1,690 as of March 31, 2019) with own resources for social benefit.

35. Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	03/2020	03/2019

Short-term benefits	4,951	4.192
Long-term benefits	818	-
Share-based payments remuneration	1,099	1,283
	6,868	5,475

36. Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts.

The Company’s financial instruments are presented, through its subsidiary, in compliance with IFRS 9 / CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

As at March 31, 2020, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of financing obtained by the subsidiary indexed to TJLP, IPCA and / or TLP, when such rates do not proportionally follow the rates referring to Interbank Deposit Certificates (CDI). As of March 31, 2019, the subsidiary did not have any swap operations linked to TJLP, IPCA and / or TLP.

- The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the subsidiary, due to the portion of debt and the liability positions that the subsidiary has in swap contracts linked to floating interest rates (percentage of CDI). However, on March 31, 2020, the subsidiary maintains its financial resources invested in Interbank Deposit Certificates (CDI), which substantially reduces this risk.

(iii) Credit risk inherent to providing services

The risk is related to the possibility of the subsidiary calculating losses arising from the subscribers’ inability to honor the payments of the amounts billed. In order to minimize this risk, the subsidiary performs preventive credit analyzes of all orders charged by the sales areas and monitors accounts receivable from subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable as of March 31, 2020 and December 31, 2019 or revenue from services provided.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The Group’s policy for the sale of handsets and the distribution of prepaid phone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and order limits established for traders, the constitution of collateral are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There are no customers who have contributed more than 10% of merchandise sales revenue during the period ended March 31, 2020 and 2019. There are no customers who have contributed more than 10% of accounts receivable net of sale of goods on March 31, 2020 and December 31, 2019.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

(v) Liquidity risk

- Liquidity risk arises from the need for cash to meet the Company's obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	03/2020				12/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	322,071	(4,146)	317,925	46,511	(4,405)	42,106

Current portion	49,444	(4,146)	45,298	16,602	(858)	(15,744)
Non-current portion	272,627	-	272,627	29,909	(3,547)	26,362

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The consolidated financial derivative instruments with long-term maturities as at December 31, 2019 were as follows:

	Assets	Liability

2021	194,532	-
2022	27,207	-
2023 onwards	50,888	-
	272,627	-

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

	03/2020
	Level 1	Level 2	TOTAL

Total of assets	43,205	322,071	365,276

Financial assets at fair value through income or loss	43,205	322,071	365,276

Derivatives used for hedge	-	322,071	322,071
Bond and securities	43,205	-	43,205

Total liabilities	-	4,146	4,146

Financial liabilities at fair value through profit or loss	-	4,146	4,146

Derivatives used for hedge	-	4,146	4,146
	12/2019
	Level 1	Level 2	TOTAL

Total of assets	658,328	46,511	704,839

Financial assets at fair value through income or loss	658,328	46,511	704,839

Derivatives used for hedge	-	46,511	46,511
Bond and securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and repurchases classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•                 Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•                 The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

•                 Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

March 31, 2020

	Measured At Amortized Cost	Fair value through profit and income	Total

Assets, according to balance sheet	6,142,980	365,275	6,508,255

Derivative Financial Instruments	-	322,071	322,071
Accounts receivable from customers and other accounts receivable, excluding prepayments	3,379,690	-	3,379,690
Bond and securities	-	43,204	43,204
Cash and cash equivalent	1,590,927	-	1,590,927
Leasing - leasing	155,514	-	155,514
Judicial deposits	969,556	-	969,556
Other amounts to be offset	47,293	-	47,293

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit and income	Total

Liabilities, according to the balance sheet	13,312,519	4,146	13,316,665

Loans and financings	2,461,339	-	2,461,339
Derivative Financial Instruments	-	4,146	4,146
Suppliers and other obligations, excluding legal obligations	2,634,800	-	2,634,800
Leasing	8,168,546	-	8,168,546
Dividends payable	47,834	-	47,834

December 31, 2019

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	6,769,033	704,839	7,473,872

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable, excluding prepayments	3,287,855	-	3,287,855
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,810	-	2,284,810
Leasing	156,379	-	156,379
Judicial deposits	1,006,899	-	1,006,899
Other assets to offset	33,090	-	33,090

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit and income	Total

Liabilities, according to the balance sheet	14,310,830	4,405	14,315,235

Loans and financings	2,029,088	-	2,029,088
Derivative Financial Instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,923,035	-	3,923,035
Leasing	7,780,870	-	7,780,870
Dividends payable	577,837		577,837

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As of March 31, 2020, there are no types of margins or guarantees applied to operations with derivative financial instruments of the Company and its subsidiary.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The operations with derivative financial instruments contracted by the subsidiaries and in force on March 31, 2020 and December 31, 2019 are shown in the table below:

March 31, 2020

		COUNTERPARTY					AVERAGE RATES SWAP
Currency	Kind of SWAP	Debt	SWAP	Total Debt	Total Swap (Active Tip)	Coverage	Asset position:	Liability Position
USD	LIBOR X DI	KfW Finnvera	JP Morgan and Bank of America	442,578	442,578	100%	LIBOR 6M + 0.75% pa	85.03% of the CDI
USD	PRE X DI	CISCO	JP Morgan	52,391	52,391	100%	2.50% pa	84.50% of CDI
EUR	PRE X DI	Bank of America	Bank of America	512,529	512,529	100%	0.33% pa	108.05% of the CDI
USD	PRE X DI	The Bank of Nova Scotia	Scotiabank	455,882	455,882	100%	2.04% pa	108.70 %d the CDI

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

December 31, 2019

		COUNTERPARTY					AVERAGE RATES SWAP
Currency	Kind of SWAP	Debt	SWAP	Total Debt	Total Swap (Active Tip)	Coverage	Asset position:	Liability Position
USD	LIBOR X DI	KfW Finnvera	JP Morgan and BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% pa	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	(40,366)	(40,366)	100%	2.50% pa	84.50% of CDI

Demonstrative table the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was carried out considering  the variables CDI, US Dollar (USD), Euro (EUR) and Libor, individually, in  three different scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the variation of the CDI, USD, EUR and Libor, used in operations as appropriate, and for each scenario, the percentages and quotations indicated below were used:

CDI Sensitivity Scenario

Description	03/2020	Probable Scenario	Scenario Possible	Scenario Remote

Fair value in UDS and EUR (Cisco, KFW Finnvera, Scotia, BofA)	1,467,327	1,467,327	1,467,327	1,467,327
A) ∆ Accumulated Debt Variation			-	-
Fair value of active tip of swap (+)	1,467,327	1,467,327	1,467,327	1,467,327
Fair value of the passive swap (-)	1,148,883	1,148,883	1,149,942	1,151,028
Result swap	318,444	318,444	317,385	316,299
B) ∆ Cumulative Swap Variation			(1,058)	(2.,144)
C) Final result (BA)			(1. 058 )	(2. 144 )

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	3.75%	4.69%	5.63%
USD	5.1987	5.1987	5.1987%
EUR	5.7264	5.7264	5.7264
Libor	1.9213%	1.9213%	1.9213%

USD Sensitivity Scenario

Description	03/2020	Probable Scenario	Scenario Possible	Scenario Remote

Fair value in UDS and EUR (Cisco, KFW Finnvera, Scotia, BofA)	1,467,327	1,467,327	1,698,548	1,926,984
A) ∆ Accumulated Debt Variation			231,222	459,658
Fair value of active tip of swap (+)	1,467,327	1,467,327	1,698,548	1,926,984
Fair value of the passive swap (-)	1,148,883	1,148,883	1,148,883	1,148,883
Result swap	318,444	318,444	549,665	778,101
B) ∆ Cumulative Swap Variation			231,222	459,658
C) Resultado final (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(atual)
CDI	3.75%	3.75%	3.75%
USD	5.1987	6.4984	7.7981
EUR	5.7264	5.7264	5.7264
Libor	1.9213%	1.9213%	1.9213%

EUR Sensitivity Scenario

Description	03/2020	Probable Scenario	Scenario Possible	Scenario Remote

Fair value in UDS and EUR (Cisco, KFW Finnvera, Scotia, BofA)	1,467,327	1,467,327	1,585,165	1,699,258
A) ∆ Accumulated Debt Variation			117,838	231,931
Fair value of active tip of swap (+)	1,467,327	1,467,327	1,585,165	1,699,258
Fair value of the passive swap (-)	1,148,883	1,148,883	1,148,883	1,148,883
Result swap	318,444	318,444	436,282	550,375
B) ∆ Cumulative Swap Variation			117,838	231,931
C) Final result (BA)			-	-

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	3.75%	3.75%	3.75%
USD	5.1987	5.1987	5.1987
EUR	5.7264	7.1580	8.5896
Libor	1.9213%	1.9213%	1.9213%

Libor Sensitivity Scenario

Description	03/2020	Probable Scenario	Scenario Possible	Scenario Remote

Fair value in UDS and EUR (Cisco, KFW Finnvera, Scotia, BofA)	1,467,327	1,467,327	1,469,411	1,471,496
A) ∆ Accumulated Debt Variation			2,085	4,169
Fair value of active tip of swap (+)	1,467,327	1,467,327	1,469,411	1,471,496
Fair value of the passive swap (-)	1,148,883	1,148,883	1,148,883	1,148,883
Result swap	318,444	318,444	320,528	322,613
B) ∆ Cumulative Swap Variation			2,085	4,169
C) Final result (BA)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	3.75%	3.75%	3.75%
USD	5.1987	5.1987	5.1987
EUR	5.7264	5.7264	5.7264
Libor	1.9213%	2.4016%	2.8819%

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge in separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Sensitivity analyses referring to the derivative financial instruments outstanding as at March 31, 2020 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Table with gains and losses with derivatives in the period

03/2020
Net result on USD x CDI operations	275,818

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new shares or selling assets to reduce its level of indebtedness, for example.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities
December 31, 2019	2,029,088	7,780,870	(42,106)
Adoption of IFRS 16/CPC 06 (R2)	-		-
Inflows	800,000	645,828	-
Financial expenses	53,746	166,413	1,947
Foreign exchange variations, net	277,765	-	(277,765)
Payments	(699,261)	(424,565)	-
Remeasurement IAS 17 (i) / IFRS16	-		-
March 31, 2020	2,461,338	8,168,546	(317,924)

(i) As mentioned in Note 2.f, the Company decided to adopt the pronouncement IFRS 16/CPC 06(R2) – Lease, retroactively with the effect of the application as at January 1, 2019. Therefore, the lease previously classified as a financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and of the lease liability on the date of initial application of the standard, comprised the book value of the lease asset and of the lease liability immediately prior to the application of this new standard, in accordance with CPC 06 (IAS 17). However, for such leases, as determined by the new standard, the Company is required to become to measure the right-of-use asset and the lease liability as from the initial application based on the new standard. Thus, the lease previously measured in accordance with IAS 17/CPC 06 was remeasured as at March 31, 2019, specifically with respect to the exclusion of variable lease payments that depend on an index or a rate, given that the projected inflation took into account for the period of the agreements previously measured in accordance with IAS 17/CPC 06.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

37. Defined benefit pension plans and other post-employment benefits

	03/2020	12/2019

PAMEC/ asset policy and medical plan	5,782	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring a private pension plan with defined benefits for a group of employees from the former TELEBRÁS system under the administration of the Fundação Sistel de Seguridade Social – SISTEL and of ICATU Multi-sponsored fund. In addition to the plans coming from the Telebrás System, there is also a plan managed by Fundação CESP resulting from the merger of AES Atimus.

The pension plans mentioned, as well as the medical plans, are briefly explained below:

PBS Assisted (PBS-A Tele Celular Sul and PBS-A Tele Nordeste Celular): SISTEL's benefit plan, which has defined benefit characteristics and includes inactive employees who were part of the plans sponsored by the companies of the former TELEBRÁS System;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, such plan being multi-sponsored, under administration of ICATU Multi-sponsored fund;

Management Agreement: management agreement for the payment of pensions to retirees and pensioners, for the retirees of the Company's predecessors, under administration of ICATU Multi-sponsored fund;

PAMEC/Asset Policy: health care plan to the supplemented, for the retirees of the Company's predecessors;

AES Telecom: Part of the supplementary pension and pension plan PSAP, managed by the CESP Foundation, which is the Company's responsibility, in view of the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated to TIM Celular which was incorporated by the Company.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued

As at March 31

(In thousands of Reais, except as otherwise stated)

Medical Plan Fiber: Provision for the maintenance of a health plan as a post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and later incorporated by the Company.

38. Insurance

The Company and its subsidiary maintain a policy for monitoring the risks inherent in its operations. As a result, on March 31, 2020, the Company and its subsidiaries had insurance contracts in place to cover operational risks, civil liability, cyber risks (cyber), health, among others. The Management of the Company and its subsidiary believes that the policies represent sufficient amounts to cover possible losses. The main assets, liabilities or interests covered by insurance and the respective amounts are shown below:

Types	Amount Insured
Operating risk	R$ 32,893,730
General Liability - RCG	R$ 80,000
Cybernetic risks (cyber)	R$ 28,521
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages.

39.       Subsequent Events

On April 7, 2020, due to global macroeconomic uncertainty regarding COVID-19 and its possible impacts, TIM S.A. executed a new credit agreement with The Bank of Nova Scotia in the amount of R$574 million denominated in U.S. dollars, guaranteed by TIM Participações. The cost post-hedge is 155.0% and disbursement occurred on April 22, 2020, with a one year maturity.

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2020 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 5th, 2020.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended on March 31th, 2020.

Rio de Janeiro, May 5th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended March 31th, 2020.

Rio de Janeiro, May 5th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.